ANNUAL REPORT



                            2001


               To Our Shareholders and Friends

Chairman's Message

     We are obviously disappointed with the results for 2001. A difficult retail environment combined with increased promotional and other costs led to our loss for the year.
Our primary tasks in 2002 will be to grow sales, streamline our organization to reduce costs, strengthen margins and to focus on what Swank does best. Over the Company's 100-year history, we've grown to be one of the retail industry's foremost resources for men's accessories. We have built on relationships forged over decades of experience and effort, as well as through our association with some of the most well known and respected names in the world of fashion, including most recently, Tommy Hilfiger.

    While challenges remain, we continue to search out opportunities to enhance and strengthen our business. As we turn our attention to 2002, we look forward to continuing our proud tradition and to better things in the years ahead.

Sincerely,

/s/ Marshall Tulin
Marshall Tulin
Chairman

President's Letter

     Swank, like many companies in the consumer-goods business, was severely tested by the recession that appears to have begun as early as last March. The year was marked by disappointing earnings announcements, volatile capital markets, and round after round of headcount reductions throughout corporate America, all punctuated by the tragic events of September 11. These factors contributed to a general decline in consumer spending that hit the department store sector of the retail industry particularly hard. Net sales fell 13% to $88,568,000 compared to $101,648,000 the year before as the drop in consumer demand coupled with the unusually intense promotional environment during the holiday season took its toll. The Company's net loss from continuing operations improved to $6,044,000 from $10,983,000 for the prior year, as 2001 was aided by lower selling and administrative expenses and an income tax carryback claim. All in all, 2001 was a very difficult year for the Company as we struggled with both the effects of an economic downturn and the distraction of selling our women's costume jewelry business and managing the subsequent transition to an "all men's" company.

     In July 2001, the Company returned to its roots in the men's accessories business after transferring its rights under its Guess?, Anne Klein, and Anne Klein II women's jewelry licenses and selling certain assets associated with these businesses to a subsidiary of American Biltrite, Inc. The Company contemporaneously discontinued its remaining women's jewelry businesses resulting in an after-tax loss on disposal of $5,957,000 in addition to a net loss for the year of $3,717,000 on the discontinued operations. The decision to exit the women's costume jewelry business was not easily reached. Despite our attempts over the years to reinvigorate our women's business with new brands, staff, and designs, we ultimately concluded that its inconsistent results and disproportionate working capital requirements simply did not fit well with the Company's core men's accessories business. We believe that with the transition out of the women's jewelry business now behind us, we can turn our focus full-time to our men's business and get about the process of returning your company to profitability.

     Despite these challenges, our men's business continues to be the Company's foundation. Our collections of men's belts, small leather goods, and jewelry enjoy a dominant position in department stores with some of the most attractive and exciting designer brands on the market today. Our collection of Tommy Hilfiger men's accessories, which was launched last spring, gained tremendous consumer acceptance in 2001. We look forward to expanding on this success in 2002 and extending the Hilfiger collection beyond men's merchandise to include boys belts. We also look forward to strengthening our impressive assortment of men's accessories with exciting new packaging and design concepts for 2002.

     Our focus for 2002 will be on returning to profitability through aggressive cost reductions, margin enhancement, and modest sales growth. Progress has already been made in 2001
but much more work remains.   We are confident that these
actions taken together will lead to better results in 2002. I am extremely grateful for the contributions and support of our customers, employees, and suppliers. I would also like to thank our Chairman and Board of Directors for their wisdom and counsel. With their help and guidance, I am confident that Swank will meet the challenges ahead.

Sincerely yours,

/s/ John Tulin

John Tulin
President and Chief Executive Officer
March 13, 2002


Swank, Inc.
Financial Highlights
For each of the Five Years Ended December 31
(In thousands, except share and per share             2001         2000        1999         1998        1997
data)
Operating Data:
Net sales                                          $88,568    $ 101,648   $ 104,748     $ 94,737    $ 88,486

Cost of goods sold                                  61,887       69,253      69,444       62,149      55,908

Gross profit                                        26,681       32,395      35,304       32,588      32,578

Selling and administrative expenses                 31,097       36,308      34,346       32,953      33,670

Restructuring expenses                                 473        1,496           -            -           -

Income (loss) from operations                      (4,889)      (5,409)         958        (365)     (1,092)

Interest expense, net                                1,422        1,869       1,305        1,175         585

Income (loss) before income taxes and
 minority interest                                 (6,311)      (7,278)       (347)      (1,540)     (1,677)

Provision  (benefit) for income  taxes.              (267)        3,890       (379)        (579)       (130)

Minority interest in net loss of
 consolidated subsidiary                                 -          185           -            -           -

Income (loss) from continuing operations           (6,044)     (10,983)          32        (961)     (1,547)

Discontinued operations:

(Loss) from discontinued operations,  net
 of income tax provision  (benefit) of
 $(505),  $689,   $1,340, $3,014 and $131          (3,717)      (1,012)       2,355        4,623       6,394

(Loss) on disposal of discontinued
 operations, net of income tax  (benefit)          (5,957)            -           -            -           -
 of $(810)

Net income (loss) from discontinued                (9,674)      (1,012)       2,355        4,623       6,394
 operations

Net income (loss)                              $  (15,718)   $ (11,995)     $ 2,387      $ 3,662     $ 4,847

Share and per share information:

    Weighted average common shares
     outstanding                                 5,522,490    5,522,513   5,522,305    5,511,287   5,458,945

    Net income (loss) per common share:

     Continuing operations                       $  (1.10)    $  (1.99)      $  .01     $  (.17)    $  (.28)

     Discontinued Operations                        (1.75)        (.18)         .42          .83        1.17

     Net Income (loss) per common share         $  (2.85)    $  (2.17)       $ .43    $     .66    $    .89

    Weighted average common shares
     outstanding assuming dilution               5,522,490    5,522,513   5,561,286    5,581,712   5,477,577

    Net income (loss) per common share
     assuming dilution:

     Continuing operations                       $  (1.10)    $  (1.99)      $  .01     $  (.17)    $  (.28)

     Discontinued Operations                        (1.75)        (.18)         .42          .83        1.17

     Net Income (loss) per common share
       assuming dilution                         $  (2.85)    $  (2.17)       $ .43    $     .66    $    .89

Current assets                                   $  34,459    $  51,936    $ 61,271     $ 61,733    $ 48,840

Current liabilities                                 24,823       32,430      30,842       32,228      24,485

Net working capital                                  9,636       19,506      30,429       29,505      24,355

Property, plant and equipment, net                   2,581        3,978       6,046        5,574       6,157

Total assets                                        43,211       62,497      74,940       72,969      59,949


Additions to property, plant and equipment           $ 660        $ 583     $ 1,520      $ 1,156     $ 1,155

Depreciation and amortization                        $ 904      $ 1,456     $ 1,616      $ 2,181     $ 2,167

Long-term obligations                               12,747        8,821       9,999        9,563       8,603

Stockholders' equity                                 5,641       21,246      33,594       31,178      26,861

Stockholders' equity per weighted average
common share assuming dilution                      $ 1.02       $ 3.85      $ 6.04       $ 5.59      $ 4.90


Management's Discussion and Analysis of
Financial Condition and Results of Operations.

2001 vs 2000

Overview

       Net sales decreased 13% to $88,568,000 in 2001 compared to $101,648,000 in 2000 and gross profit decreased to $26,681,000 in 2001 from $32,395,000 or 18% primarily attributed to a relatively weak climate and higher promotional expenses and customer returns

       As part of its strategy to focus on its core strength in the men's accessories business, the Company disposed of certain of its women's costume jewelry assets on July 23, 2001 pursuant to an Agreement dated July 10, 2001 (the "Agreement") between the Company and K&M Associates, L.P. ("K&M"). Pursuant to the Agreement, the Company sold to K&M inventory, accounts receivable and miscellaneous other assets relating to the Company's Anne Klein, Anne Klein II, Guess?, and certain private label women's costume jewelry businesses. The purchase price paid by K&M to the Company at the closing of the transactions contemplated by the Agreement was approximately $4,600,000. K&M also assumed the Company's interest in its respective license agreements with Anne Klein, a division of Kasper A.S.L., Ltd., and Guess? Licensing Inc. and certain specified liabilities. The cash portion of the purchase price was subject to adjustment. In connection with the sale to K&M, the Company and K&M entered into an agreement whereby the Company provided certain operational and administrative services to and on behalf of K&M for a period of time extending from the closing date through December 31, 2001 (the "Transition Agreement"). Under the terms of the Transition Agreement, the Company was reimbursed by K&M for its direct costs associated with performing the transition services.

       Contemporaneously with the sale of the women's jewelry assets to K&M, the Company discontinued its remaining women's jewelry operations. APB Opinion No. 30 requires that the results of continuing operations be reported separately from those of discontinued operations for all periods presented and that any loss on disposal of a segment of a business be reported in conjunction with the related results of discontinued operations. Accordingly, the Company has separated results from continuing operations and results from discontinued operations for all prior periods presented. For the 12 months ended December 31, 2001, the Company recorded a loss of $5,957,000 net of income tax benefit of $810,000, including net income of $521,000 recorded in the fourth quarter, to reflect the difference between the net book value and the cash proceeds received for the assets sold to K&M; a reserve adjustment associated with certain inventory not sold to K&M; a provision for the remaining obligations under certain license agreements not assigned to K&M; and accruals for other expenses directly associated to the disposition including legal and broker's fees.

       The Company is currently engaged in the manufacture, sale and distribution of men's belts, leather accessories, suspenders, and men's jewelry. These products are sold both domestically and internationally, principally through department stores, and also through specialty stores and mass merchandisers. The Company operates a number of factory outlet stores primarily to distribute excess and out of line merchandise.

Net sales

       Net sales for the year ended December 31, 2001 decreased by $13,080,000 or 12.9% compared to 2000. The decrease in net sales was primarily due to lower shipments of certain branded and private label men's accessories programs, offset in part by shipments of the Company's new Tommy Hilfiger merchandise collections which were first shipped during the second quarter. The reduction in shipments of existing merchandise programs was mainly due to a relatively weak retail climate and an economy characterized by poor corporate earnings and extreme volatility in the financial markets, which led to a decline in consumer confidence that prevailed for most of the year. This environment was exacerbated by the tragic events of September 11 and the subsequent disruption in economic activity. As the economy softened further during the fall months, the department store sector suffered disproportionately as consumers generally shifted their focus to other retail channels of distribution. Year to year sales comparisons, especially during the Company's spring selling season, were also adversely affected by substantial shipments of men's belts and personal leather goods made during the first quarter of 2000 that accompanied new product introductions at several major accounts.

       Net sales for the year ended December 31, 2001 were also adversely impacted by an increase in customer returns and in-store markdown allowances associated with the weak economy generally, and a heavily promotional holiday season marked by deeper and more frequent price discounting by retailers relative to prior years, offset partially by the launch of the Company's new Tommy Hilfiger merchandise collection. The Company regularly participates in promotional events designed to stimulate sales of its merchandise or expand its market share within certain retail channels.

       Net sales in 2001 were favorably affected by the returns adjustment made in the second quarter. As described in Note B to the accompanying consolidated financial statements, the Company reduces net sales and cost of sales by the estimated effect of future returns of current period shipments. Each spring upon the completion of processing returns from the preceding fall season, the Company records adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year. These adjustments increased net sales by $479,000 and $1,740,000 for the twelve month periods ended December 31, 2001 and 2000, respectively.

Gross profit

       Gross profit for the years ended December 31, 2001 and 2000 was $26,681,000 and $32,395,000 respectively, reflecting a decrease of $5,714,000 or 17.6% compared to last year. Gross profit expressed as a percentage of net sales for the year ended December 31, 2001 was 30.1%, compared to 31.9% last year.

       The decrease in gross profit both in dollars and expressed as a percentage of net sales for the year ended December 31, 2001 was primarily due to lower net sales; a reduction in gross margin resulting from an unfavorable sales mix; higher in-store markdown allowances and other allowances recorded during the year to support certain new and existing merchandise programs; and a higher level of customer returns. Gross margin was favorably impacted by lower inventory-related costs as the Company generally was able to reduce inventory levels during the year in response to lower net sales. As discussed above, the retail environment during the important 2001 holiday season saw an unprecedented level of promotional activity as retailers in general and department stores in particular struggled with the affects of recession and reduced consumer spending in the aftermath of the September 11 attacks.

       Included in gross profit are annual second quarter adjustments to record the variance between customer returns of prior year shipments actually received in the current year and the allowance for customer returns which was established at the end of the preceding fiscal year. The adjustment to net sales recorded in the second quarter described above resulted in a favorable adjustment to gross profit of $481,000 and $985,000 for the years ended December 31, 2001 and 2000 respectively.

Selling and Administrative Expenses

       Selling and administrative expenses for the year ended December 31, 2001 fell $5,211,000 or 14.4% compared to the prior year. Selling expenses decreased by $3,031,000 or 12.1% and totaled 24.9% of net sales for the year ended December 31, 2001 compared to 24.7% last year. The decrease in selling expenses was primarily due to lower compensation costs including salaries, wages, and fringe benefits resulting from the Company's restructuring program; reduced controllable expenses including travel, entertainment, and other discretionary spending; and decreased variable selling costs associated with lower net sales. Advertising and promotional expenses in support of the Company's men's accessories business totaled 2.8% of net sales for the year ended December 31, 2001 compared to 2.3% in 2000.

       Administrative expenses for the year ended December 31, 2001 decreased by $2,179,000 or 19.4%. Expressed as a percentage of net sales, administrative expenses fell to 10.2% compared to 11.1% last year. Administrative expenses in 2001 were favorably affected by a reduction in salary and other compensation related costs, lower travel and entertainment expenses, and a reduction in bad debt expense, all partially offset by increased professional fees incurred primarily in connection with the transactions described in Notes A and C to the consolidated financial statements. Administrative expenses for the year ended December 31, 2000 included a non-recurring gain of $476,000 recorded during the first quarter of 2000 resulting from the receipt of common shares associated with the conversion of a mutual life insurance company to a stock corporation (commonly known as a demutualization).

Restructuring Charge

       During the first quarter of 2001, management determined that the Company should intensify its efforts to reduce costs throughout the organization to streamline operations and reduce net cash requirements. As a consequence of this strategy, the Company recorded a restructuring charge of $845,000 in the first quarter of 2001 for employee severance and related payroll costs associated with staff reductions primarily within certain sales and administrative departments affecting approximately 93 employees. Of the $845,000 charge, $372,000 has been presented within to discontinued operations and $473,000 is included in the results of continuing operations. No restructuring charges were recorded during the fourth quarter.

       The restructuring charges have been stated separately in the Consolidated Statements of Operations. As of December 31, 2001, approximately $837,000 had been paid and $8,000 is included in Other Liabilities in the Consolidated Balance Sheet. The remaining liability will be paid by the end of the first quarter of 2002. While the Company currently does not anticipate any further material changes to the restructuring charge, management continues to review the status of its global sourcing and support operations for further efficiencies and cost reduction opportunities.

       On April 6, 2001, the Company ceased production operations at Joyas y Cueros de Costa Rica, S.A. ("Joyas y Cueros"), its costume jewelry manufacturing facility located in Cartago, Costa Rica. Joyas y Cueros had been engaged in the manufacture of certain men's and women's jewelry items for the Company as a majority-owned subsidiary since 1999. Management determined that Joyas y Cueros could not be competitive with other jewelry resources in light of recent changes in women's jewelry fashion trends and improved quality and price competitiveness from Asian vendors. In connection with the plant closure, Joyas y Cueros recorded charges of approximately $1,218,000 during the fourth quarter of 2000 to reflect a write-down in the value of its manufacturing machinery and equipment and raw materials inventory. Joyas y Cueros also recorded a charge for severance and associated costs of approximately $264,000 in 2001 in connection with the termination of its manufacturing operations. Approximately 150 employees were terminated in connection with the restructuring and plant closure. Restructuring charges associated with Joyas y Cueros were included in Cost of Sales on the Consolidated Statements of Operations for the years ending December 31, 2001 and 2000. The Company has completed the sale and liquidation of Joyas y Cueros' remaining assets in 2001.

       On March 16, 2000, the Company announced a plan to cease production operations at its jewelry manufacturing facility located in Attleboro, Massachusetts and transfer its remaining domestic jewelry production requirements to other vendors. Manufacturing operations at Attleboro ceased in May of 2000 following the orderly transition of merchandise requirements to other resources. Management concluded early in 2000, that its Attleboro manufacturing facility could no longer be competitive in light of the increasing pressure to sustain gross margins at both the wholesale and retail level and that maintaining a domestic large-scale jewelry manufacturing operation was not economically viable. In connection with the closure, the Company recorded a restructuring charge of $2,041,000, of which, approximately $545,000 was allocated to loss from discontinued operations, against income from operations for the year ended December 31, 2000, to cover employee severance and other payroll related costs. Additional integration costs of $1,849,000 were incurred during the fourth quarter of 2000 in connection with obsolescence charges for certain jewelry raw material and work in process inventories. During 2001, the Company paid the remaining $308,000 of outstanding restructuring obligations relating to the plant closure which had been included in Other Current liabilities at December 31, 2000. The restructuring charges recorded in 2000 were based upon the Company's estimates of the cost of the employee terminations including outplacement fees, severance, and curtailment losses related to certain post-retirement benefits.

Interest Expense

       Net interest expense decreased $447,000 or 23.9% for the year ended December 31, 2001 compared to 2000. The decrease was primarily due to a reduction of approximately 150 basis points in the Company's average borrowing costs in 2001 compared to the prior year (see "Interest Charges" and "Liquidity and Capital Resources"). The Company also reduced its average outstanding revolving credit balance in 2001 by approximately $5,300,000 compared to 2000, as the proceeds of the sale of the Company's Norwalk manufacturing facility and women's costume jewelry division were both applied to outstanding revolving credit balances as described in Note A to the consolidated financial statements.

2000 vs. 1999

Net sales

          Net sales for the year ended December 31, 2000 decreased by $3,100,000 or 3.0% compared to 1999. The decline in net sales was primarily due to an increase in customer allowances and decreases in jewelry, suspenders, and to a lesser extent, private label small leather goods volume, all partially offset by an increase in domestic branded belt sales. The decrease in jewelry shipments was primarily due to a reduction in requirements from certain department store customers that reduced their retail jewelry buying plans in 2000 after rolling out new programs in 1999. The increase in belt shipments was mainly attributable to increases in the Company's Geoffrey Beene, John Henry, and Claiborne for Men lines. During the third quarter of 2000, the Company, Yves Saint Laurent Fashion AG, and Yves Saint Laurent of America, Inc. ("YSL") agreed to terminate the license agreements for the manufacture and sale of costume jewelry, belts, and small leather goods. The Company commenced shipments of new designer merchandise during the second half of 2000 to replace its YSL business. The Company also introduced an important new private label small leather goods program in 1999 that resulted in increased shipments in that year relative to 2000.

          Net sales in 2000 were affected by the returns adjustments made in the second quarter. As described in Note B to the accompanying consolidated financial statements, the Company reduces net sales and cost of sales by the estimated effect of future returns of current period shipments. Each spring upon the completion of processing returns from the preceding fall season, the Company records adjustments to net sales in the second quarter to reflect the difference between customer returns of prior year shipments actually received in the current year and the estimate used to establish the allowance for customer returns at the end of the preceding fiscal year. These adjustments increased net sales by $1,740,000 and decreased net sales by $488,000 for the twelve month periods ended December 31, 2000 and 1999, respectively.

Gross profit

       Gross profit for the year ended December 31, 2000 decreased by $2,909,000 or 8.2% compared to 1999. Gross profit expressed as a percentage of net sales fell to 31.9% from 33.7% in 1999.

       The decrease in gross profit was mainly due to lower net sales compared to 1999, higher inventory obsolescence costs associated with the closure of the Company's domestic jewelry manufacturing facility, and losses incurred at Joyas y Cueros, the Company's Costa Rican subsidiary. The Company closed its domestic jewelry manufacturing facility during the second quarter of 2000 in response to ongoing changes in product sourcing strategies.


       Included in gross profit are annual second quarter adjustments to record the variance between customer returns of prior year shipments actually received in the current year and the allowance for customer returns which was established at the end of the preceding fiscal year. The adjustment to net sales recorded in the second quarter described above resulted in a favorable adjustment to gross profit of $985,000 and an unfavorable adjustment of $305,000 for the years ended December 31, 2000 and December 31, 1999 respectively.

Selling and Administrative Expenses

       Selling and administrative expenses increased by $1,962,000 or 5.7% in 2000 compared to the prior year and, expressed as a percentage of net sales, increased to 35.7% compared to 32.8% in 1999. The increase in selling expenses was due principally to the decrease in net sales and higher advertising and promotional expenditures incurred to support certain licensed merchandise collections.

       Administrative expenses increased in 2000 principally due to higher professional fees, partially offset by a gain of $476,000 recorded during the first quarter resulting from the receipt of common shares associated with the conversion of a mutual life insurance company to a stock corporation (commonly known as a "demutualization"). During the second quarter of 1999, the Company recorded an additional expense of $550,000 for severance benefits associated with a voluntary workforce reduction program at one of the Company's manufacturing facilities. This expense was largely offset by a gain of $500,000 also recorded during 1999's second quarter in connection with the settlement of litigation. Advertising and promotional expenditures as a percentage of net sales increased to 2.3% in 2000 from 1.9% in 1999 primarily due to lower net sales and an increase in cooperative advertising and other obligations payable to the Company's licensors.

Restructuring Charge

       On March 16, 2000, the Company announced a plan to cease production operations at its jewelry manufacturing facility located in Attleboro, Massachusetts and transfer its remaining domestic jewelry production requirements to other vendors. Manufacturing operations at Attleboro ceased in May 2000 following the orderly transition of merchandise requirements to other resources. Management concluded that its Attleboro manufacturing facility could no longer be competitive in light of the increasing pressure to sustain gross margins at both the wholesale and retail level and that maintaining a domestic large-scale jewelry manufacturing operation was not economically viable. In connection with the closure, the Company recorded a restructuring charge of $2,041,000 against income from operations for year ended December 31, 2000, to cover employee severance and other payroll related costs. Additional integration costs of $1,849,000 were incurred during the fourth quarter in connection with obsolescence charges for certain jewelry raw material and work in process inventories.

       As of December 31, 2000, approximately $1,403,000 had been paid, and $330,000 has been reported as a curtailment loss on post-retirement benefits. The Company expects to pay the remaining $308,000, which was included in Other Current liabilities at December 31, 2000, by July 31, 2001. The restructuring charge was based upon the estimates of the cost of the employee terminations including outplacement fees, severance, and curtailment losses related to certain post-retirement benefits. While the Company currently does not anticipate any further material changes to the restructuring charge, management continues to review the status of its global sourcing and support operations for further efficiencies and cost reduction opportunities.

Interest Expense

       Net interest expense increased $564,000 or 43.2% for the year ended December 31, 2000 compared to 1999. The increase was primarily due to an increase in the Company's average borrowing costs in 2000 compared to the prior year (see "Interest Charges" and "Liquidity and Capital Resources").


       Average monthly borrowings and weighted average borrowing interest rates under the Company's revolving credit facility were, respectively $17,828,000 and 8.45% in 2001; $23,142,000 and 9.94% in
2000; and $22,995,000 and 7.69% in 1999.

Provision for Income Taxes

       The Company recorded an income tax benefit at a combined federal and state effective tax rate of 9.2% and an income tax provision at a combined federal and state effective rate of 34.4% for 2001 and 2000, respectively. The effective tax rates for both 2001 and 2000 were impacted by the recording of valuation allowances on the Company's net deferred tax assets of $9,964,000 and $5,208,000, respectively (see Note E). The effective tax rates were also effected by differences associated with nontaxable life insurance benefits, the operating losses incurred by Joyas y Cueros and other items. The Company recorded an income tax benefit in 1999 at a combined federal and state effective tax rate of 31.4% after giving effect to the disposal of the women's division. The effective rate in 1999 reflects the effects of certain tax rate differences associated with nontaxable life insurance benefits, the operating loss incurred by Joyas y Cueros, resolution of a prior year charitable contributions carryback adjustment, and other items.

Net Income Per Share

        Net income per share includes shares held by the Company's employee stock ownership plan and deemed to be allocated to participants. Net income per share assuming full dilution includes the effects of options.

Promotional Expenditures

        The Company routinely makes advertising and promotional expenditures to enhance its business and to support the advertising and promotion activity of its licensors. These expenses increased by $138,000 in 2001 due to additional national advertising costs. Advertising and promotional expenditures increased $372,000 in 2000 compared to 1999 due to additional cooperative and national advertising costs. Expressed as a percentage of net sales, excluding net sales from the Company's factory outlets stores of $4,465,000, $5,879,000 and $6,072,000 in 2001, 2000 and 1999,
respectively, the following table summarizes the various promotional expenses incurred by the Company which are included in selling and administrative expenses:


                                     2001        2000          1999

Cooperative advertising              $756        $898          $589
Displays                              345         410           536
National advertising and other      1,255         910           721
Total                              $2,356      $2,218        $1,846
Percentage of net sales              2.8%        2.3%          1.9%



Liquidity and Capital Resources

       The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company experienced operating losses and negative cash flows from operating activities for the year ended December 31, 2001, which the Company was able to fund from the bank facility in place. These factors raise substantial doubt about the ability of the Company to continue to operate as a going concern. The Company's success going forward will be dependent on, among other things, attaining adequate sales revenue; continuing the current program of cost control initiatives; maintaining its cash requirements within its amended revolving credit agreement; and ultimately, returning to profitability.

       Over the past two years, the Company has taken certain steps and has instituted several initiatives intended to improve its results from operations and cash flows, including the closing of its Attleboro, Massachusetts and Cartago, Costa Rica jewelry manufacturing facilities; entering into a sale-leaseback transaction with respect to its South Norwalk, Connecticut manufacturing facility; selling certain assets and contemporaneously discontinuing the remaining operations associated with its women's costume jewelry division; and, instituting process improvements designed to eliminate waste and improve operating efficiencies. The Company has already commenced and/or completed several of the foregoing initiatives, including the closure of the Attleboro, Massachusetts manufacturing facility during the second quarter of 2000 that resulted in a restructuring charge of $2,041,000 and a charge during the fourth quarter of 2000 of $2,371,000 (consisting of $1,849,000 and $522,000 relating to the Attleboro and Costa Rica facility closures, respectively) for inventory obsolescence associated with raw material and work-in-process inventory; the closure of the Costa Rica manufacturing facility during the second quarter of 2001; the sale of certain assets associated with and the discontinuation of the Company's women's costume jewelry division resulting in a loss on disposition of $5,957,000; the institution of improved processes within certain purchasing and sourcing functions in an attempt to aggressively reduce inventory levels in response to a decline in incoming orders; and the realignment of production levels to more accurately reflect projected shipping requirements.

       As a result of these and other actions, inventory levels were lower by $11,442,000 at December 31, 2001 compared with the prior year. In addition, in April 2001, the Company received a refund of $2,251,000 from the Internal Revenue Service and anticipates receiving an additional refund of $3,032,000 in 2002 for federal income taxes paid in prior years. As discussed above, during the second quarter, the Company completed the sale of its South Norwalk, Connecticut manufacturing facility at a purchase price of approximately $6,100,000 and contemporaneously entered into a lease-back of that property for a period of ten years. During the third quarter, the Company also completed the sale of certain assets associated with its women's costume jewelry division at a purchase price of approximately $4,600,000. The net proceeds of both transactions were used to reduce the Company's outstanding revolving credit balance.

       In July 1998, the Company signed a new five year $30,000,000 revolving credit agreement (the "1998 Revolving Credit Agreement") with PNC Bank, National Association (the "Bank"). The 1998 Revolving Credit Agreement is collateralized by substantially all of the Company's domestic accounts receivable, inventory and machinery and equipment. In addition, the 1998 Revolving Credit Agreement prohibits the Company from payment of dividends, and imposes limits on capital expenditures and additional indebtedness for borrowed money. The Company is required to pay a commitment fee monthly of ..375% per annum on the difference between the average daily borrowings outstanding and the maximum amount available. A substantial percentage of the Company's sales and earnings occur in the months of September, October, and November during which the Company makes significant shipments of its products to retailers for the holiday season. As a result, the Company typically builds inventory during the first three quarters of the year to meet the seasonal demand and accounts receivable peak in the fourth quarter. In 2001, the Company did not request or obtain a temporary increase in the 1998 Revolving Credit Agreement. In both 2000 and 1999, the Company requested and obtained a temporary increase to $33,000,000 for the period October 18, 2000 through December 31, 2000 and for the period August 1, 1999 through November 30, 1999, respectively, in anticipation of peak seasonal working capital needs.

       On April 27, 2001, the Company entered into a Fifth Amendment of the 1998 Revolving Credit Agreement (the "Fifth Amendment"). The Fifth Amendment modified the 1998 Revolving Credit Agreement by, among other things, deleting the requirement to maintain a Fixed Charge Coverage Ratio; revising the minimum Net Tangible Worth covenants for March 31, 2001, June 30, 2001, September 30, 2001 and December 31, 2001; reducing the permitted seasonal collateral overadvance from $3,000,000 to $1,500,000; setting the interest rate on borrowings equal to the Bank's prime rate plus 1.50% and eliminating the Eurodollar borrowing option; and setting the termination date of the 1998 Revolving Credit Agreement at June 25, 2002. In addition, the Bank established a reserve against the Company's women's jewelry inventory, as permitted by the 1998 Revolving Credit Agreement, as amended, that decreased availability by approximately $3,000,000 pending the sale of those assets. As further described in Note A to the accompanying consolidated financial statements, the Company sold certain of its women's jewelry inventory on July 23, 2001 as part of a plan to exit the women's costume jewelry business and accordingly, the reserves pertaining to this inventory have been eliminated.

       At December 31, 2000, the Company was not in compliance with the Bank's Fixed Charge Coverage and Tangible Net Worth ratios as required by the 1998 Revolving Credit Agreement, as amended. The Bank subsequently waived those requirements as of and for the quarter ended December 31, 2000. The Company was not in compliance with the Tangible Net Worth ratio for the quarter ended March 31, 2001. On June 8, 2001, the Company entered into a Sixth Amendment of the 1998 Revolving Credit Agreement (the "Sixth Amendment"). The Sixth Amendment modified the 1998 Revolving Credit Agreement by, among other things, revising the minimum Tangible Net Worth covenants for the quarters ending March 31, 2001, June 30, 2001, September 30, 2001, and December 31, 2001.

       On July 16, 2001, the Company entered into a Seventh Amendment of the 1998 Credit Agreement (the "Seventh Amendment") in connection with the sale of certain of its women's jewelry assets to K&M. The Seventh Amendment, among other things, reduced the maximum amount of revolving advances from $30,000,000 to $25,000,000 at all times subsequent to the sale of the women's jewelry assets and removed the applicable women's jewelry accounts receivable and inventory from the collateral base. The Seventh Amendment also provided for the bank's consent to the sale.

       At December 31, 2001, the Company was not in compliance with the Bank's Tangible Net Worth ratio as required by the 1998 Revolving Credit Agreement, as amended. The Bank subsequently waived those requirements as of and for the quarter ended December 31, 2001. On May 7, 2002, the Company entered into an Eighth Amendment of the 1998 Revolving Credit Agreement (the "Eighth Amendment"). The Eighth Amendment modified the 1998 Revolving Credit Agreement by, among other things, extending the termination date of the 1998 Revolving Credit Agreement to June 25, 2003; reducing the maximum amount of revolving advances to $23,000,000 from $25,000,000; and revising the minimum Tangible Net Worth covenants for the quarters ending March 31, 2002, June 30, 2002, September 30, 2002, and December 31, 2002.
The Eighth Amendment also provides for a seasonal overadvance of $1,500,000 for the period July 1, 2002 through October 15, 2002 (the "Seasonal Overadvance") and requires that John and Marshall Tulin furnish to the Bank a guaranty, in an amount not to exceed $750,000, to secure the repayment of the Seasonal Overadvance. (see Note O).

       Although no assurances can be given, the Company believes that attaining adequate sales revenue, continuing the current program of cost control initiatives, and maintaining cash requirements within the amended revolving credit agreement terms will enable the Company to continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded assets or liabilities or any other adjustments that would be necessary should the Company be unable to operate as a going concern in its present form.

       The Company announced in March 2001 that it had received notice from Nasdaq indicating that it was not in compliance with Nasdaq's $1 minimum bid price requirement for continued listing of its shares of Common Stock on the Nasdaq SmallCap Market. The Company also announced that it received notice from Nasdaq that it was not in compliance with Nasdaq's requirement for continued listing due to a delinquency in the filing of its Annual Report for the year ending December 31, 2000 on Form 10-K. On May 25, 2001, the Company was advised by Nasdaq that the shares of its Common Stock would no longer be listed on the Nasdaq SmallCap Market. The Company's shares are now traded in the over-the-counter market. Because the Company historically has not relied on the public equity markets for external funding, it does not anticipate any adverse financial consequences resulting from Nasdaq's action.

       In the ordinary course of business, the Company is contingently liable for performance under a letter of credit of approximately $580,000 at December 31, 2001. The Company is required to pay a fee quarterly equal to 1.75% per annum on the outstanding letter of credit.

       The following chart summarizes the Company's contractual obligations as of December 31, 2001:


Dollars in thousands               Payments Due by Period
                             Less than   Between   Between  After 5
                      Total 1 Year 2-3 years 4-5 Years years Operating leases $22,462 $3,444 $3,120 $2,931 $12,967

Minimum payments
required under
Royalty agreements    $8,555    $3,722   $4,483    $350      -


Significant Accounting Policies

       Management believes that the accounting policies discussed below are important to an understanding of the Company's financial statements because they require management to exercise judgment and estimate the effects of uncertain matters in the preparation and reporting of financial results. Accordingly, management cautions that these policies and the judgments and estimates they involve are subject to revision and adjustment in the future. While they involve judgment, management believes the other accounting policies discussed in footnote B to the consolidated financial statements are also important in understanding the statements.

       The Company records revenues net of sales allowances, including cash discounts, in-store customer allowances, and customer returns. Sales allowances are estimated using a number of factors including historical experience, current trends in the retail industry, and individual customer and product experience.

       The Company determines allowances for doubtful accounts using a number of factors including historical collection experience, general economic conditions, and the amount of time an account receivable is past its payment due date. In certain circumstances where it is believed a customer is unable to meet its financial obligations, a specific allowance for doubtful accounts is recorded to reduce the account receivable to the amount believed to be collectable.

       The Company determines the valuation allowance for deferred tax assets based upon projections of future taxable income or loss for future tax years in which the temporary differences that created the deferred tax asset were anticipated to reverse.

Cash flows

       Cash used in operations totaled $427,000 in 2001 compared to cash used in operations of $3,250,000 in 2000. Cash used in operations in 2001 and 2000 was due principally to the net loss in both years, and decreases in certain accrued and other long term liabilities. Cash provided by operations in both years was due mainly to depreciation and amortization and to decreases in accounts receivable, inventory, and deferred taxes. Working capital decreased by $9,870,000 in 2001 due to reductions in accounts receivable, inventory, and deferred income taxes and increases in accounts payable, all partially offset by a reduction in short term borrowings. Working capital decreased $10,923,000 in 2000 due to decreases in accounts receivable, inventory, deferred taxes and an increase in short-term borrowings, partially offset by increased taxes recoverable and a net decrease in all other current liabilities. The sale of certain assets associated with the women's costume jewelry division and of the company's South Norwalk, Connecticut manufacturing facility provided $10,362,000 in cash from investing activities. Capital expenditures were $660,000 and $583,000 in 2001 and 2000, respectively, and life insurance premiums used principally to fund deferred compensation were $257,000 and $788,000, in 2001 and 2000, respectively. Cash used in financing activities totaled $8,870,000 in 2001 due to a net reduction in the Company's short term borrowings following the application of cash proceeds from the sales of the women's jewelry assets and the Connecticut manufacturing facility. In 2000, financing activities provided $3,844,000 primarily from increases in net short term borrowings, partially offset by repayments of long-term debt and by advances to the retirement plan.


Capital Expenditures

       The Company expects that cash from operations and availability under the 1998 Revolving Credit Agreement will be sufficient to fund its ongoing program of replacing aging machinery and equipment to maintain or enhance operating efficiencies.

Forward Looking Statements

       Certain of the preceding paragraphs contain "forward looking statements" which are based upon current expectations and involve certain risks and uncertainties. Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, readers should note that these statements may be impacted by, and the Company's actual performance may vary as a result of, a number of factors including general economic and business conditions, continuing sales patterns, pricing, competition, consumer preferences, and other factors.

Recent Accounting Pronouncements

       In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards No. 141, "Business Combination," (SFAS No. 141) and "Goodwill and Other Intangible Assets," ("SFAS No. 142"). SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies criteria for determining intangible assets acquired in a purchase method business combination that must be recognized and reported apart from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. The Company believes that the adoption of SFAS No. 141 and SFAS No. 142 will have no material effect on the financial statements.

       In July 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"). SFAS No. 143 addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 will be effective for the Company in the first quarter of 2002. The Company believes that the adoption of SFAS No. 143 will have no material effect on the financial statements.

       In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company believes that the adoption of SFAS No. 144 will have no material effect on the financial statements.

Swank, Inc.
Consolidated Balance Sheets as of December 31
(Dollars in thousands)
Assets                                                                 2001       2000
Current:

 Cash and cash equivalents                                            $ 974      $ 999

 Accounts receivable, less allowances of $7,182 and $8,989            9,067     14,386

 Inventories, net:

   Raw materials                                                      3,334      6,347

   Work in process                                                    2,176      3,616

   Finished goods                                                    14,938     21,927

                                                                     20,448     31,890

 Deferred income taxes                                                    -      1,450

 Income taxes recoverable                                             3,032      2,251

 Prepaid and other                                                      938        960

   Total current assets                                              34,459     51,936

Property, plant and equipment, at cost:
  Land and buildings                                                  3,568      7,775

  Machinery, equipment and software                                  11,133     11,427

  Improvements to leased premises                                     1,704      1,049


  Capital leases                                                      1,471      1,471

                                                                     17,876     21,722

  Less accumulated depreciation and amortization                     15,295     17,744

     Net property, plant and equipment                                2,581      3,978

Other assets                                                          6,171      6,583

Total Assets                                                       $ 43,211   $ 62,497

Liabilities

Current:

  Notes payable to banks                                           $ 12,105   $ 21,104

  Current portion of long-term debt                                      16        154

  Accounts payable                                                    3,700      3,120

  Accrued employee compensation                                       1,891      3,367

  Accrued royalties payable                                           2,065      1,895

  Income taxes payable                                                  349          -

  Other liabilities                                                   4,697      2,790

     Total current liabilities                                       24,823     32,430

Long-term obligations and deferred credits                           12,747      8,821

Total Liabilities                                                    37,570     41,251

Commitments and contingencies (Note J)

Stockholders' Equity

Preferred stock, par value $1.00:
  Authorized 1,000,000 shares
Common stock, par value $.10:
  Authorized 43,000,000 shares:
    issued 5,633,712 and 5,633,712 shares                               563        563

Capital in excess of par value                                        1,440      1,440

Retained earnings                                                     3,959     19,677

Accumulated other comprehensive income, net of tax                     (85)         88

                                                                      5,877     21,768

     Treasury stock at cost, 111,222 and 111,222 shares               (236)      (236)

     Deferred employee benefits                                           -      (286)

Total stockholders' equity                                            5,641     21,246

Total Liabilities and Stockholders' Equity                         $ 43,211   $ 62,497



Swank, Inc.
Consolidated Statements of Operations
For Each of the Three Years Ended December 31
(In thousands, except share and per share data)          2001        2000         1999
Net sales                                            $ 88,568   $ 101,648    $ 104,748

Cost of goods sold                                     61,887      69,253       69,444

Gross profit                                           26,681      32,395       35,304

Selling and administrative expenses                    31,097      36,308       34,346

Restructuring expenses                                    473       1,496            -

Income (loss) from operations                         (4,889)     (5,409)          958

Interest expense, net                                   1,422       1,869        1,305

Income (loss) before income taxes and minority
interest                                              (6,311)     (7,278)        (347)

Provision (benefit) for income taxes                    (267)       3,890        (379)

Minority interest in net loss of consolidated
subsidiary                                                  -         185            -

Income (loss) from continuing operations            $ (6,044)  $ (10,983)         $ 32

Discontinued operations:

(Loss) from discontinued operations, net of
income tax provision (benefit) of  $(505),
$689 and  $1,340                                      (3,717)     (1,012)        2,355

(Loss) on disposal of discontinued operations,
net of income tax (benefit) of $(810)                 (5,957)           -            -

Income (loss) from discontinued operations            (9,674)     (1,012)        2,355

Net income (loss)                                  $ (15,718)  $ (11,995)      $ 2,387

Net income (loss) per common share:

Continuing operations                             $    (1.10)   $  (1.99)       $  .01

Discontinued operations                                (1.75)       (.18)          .42

Net income (loss) per common share                  $  (2.85)   $  (2.17)       $  .43

Net income (loss) per common share assuming dilution:

Continuing operations                             $    (1.10)   $  (1.99)       $  .01

Discontinued operations                                (1.75)       (.18)          .42

Net income (loss) per common share assuming
dilution                                            $  (2.85)   $  (2.17)       $  .43

Weighted average common shares outstanding          5,522,490   5,522,513    5,522,305

Weighted average common shares outstanding
assuming dilution                                   5,522,490   5,522,513    5,561,286

 The accompanying notes are an integral part of the consolidated financial statements


Swank, Inc.
Consolidated Statements of Changes in Stockholders' Equity

                                                                          Deferred Employee
For Each of the Three                            Accumulated                   Benefits     Treasury Stock
Ended December 31,        Common    Capital in         Other
2001, 2000 and          Stock, Par   Excess of Comprehensive  Retained    Number            Number
(Dollars in thousands)  Value $.10   Par Value        Income  Earnings   Of Shares  Amount Of Shares  Amount
Balance, December 31,
1998                       $ 1,689      $ 913          $   -  $ 29,285          -   $  -    333,519   $ (709)

Exercise of stock
options                          1         13

Currency translation                                      15
adjustment

Net income                                                       2,387

Balance, December 31,
1999                         1,690        926             15    31,672          -      -    333,519     (709)

One-for-three reverse
stock split                (1,127)        654                                             (222,346)       473

Advance to retirement
plan                                                                      180,658  (286)

Equity incentive
compensation                            (140)

Stock repurchased                                                                                49

Currency translation
adjustment                                                73

Net (loss)                                                    (11,995)

Balance, December 31,
2000                           563      1,440             88    19,677    180,658  (286)    111,222     (236)

Advance to retirement
plan                                                                    (180,658)    286

Currency translation
adjustment                                              (88)

Minimum pension
liability, net of tax                                   (85)

Net (loss)                                                    (15,718)

Balance, December 31,
2001                         $ 563    $ 1,440       $   (85)   $ 3,959          -    $ -    111,222   $ (236)


      The accompanying notes are an integral part of the consolidated financial statements

Swank, Inc.
Consolidated Statements of Cash Flows
(Dollars in thousands)
For Each of the Three Years Ended December 31                 2001         2000         1999
Cash flow from operating activities:
Net income (loss)                                       $ (15,718)   $ (11,995)      $ 2,387

Adjustments to reconcile net income (loss) to net cash provided by (used in) operations:

     Loss on disposal of division                           5,957            -            -

     Provision (recoveries) for bad debts                    (226)         (60)          304

     Minority interest in net loss of consolidated
      subsidiary                                                 -        (505)        (284)

     Depreciation and amortization                             904        1,456        1,616

     Loss on sale of equipment and investments                  40          551           13

     Amortization of deferred gain on sale of
      building                                               (311)            -            -

     (Increase) decrease in deferred income taxes            1,450        4,513      (1,894)

     Compensation adjustment to capital in excess of
      par                                                        -        (140)            -

     (Increase) decrease in cash surrender value of
      life insurance                                           416          997      (1,915)

Changes in assets and liabilities:

     (Increase) decrease in accounts receivable              4,096        2,002      (2,014)

     Decrease in inventories                                 5,794        4,504        5,188

     Decrease in prepaid and other                             859        1,047          248

     (Increase) in income taxes recoverable                (1,091)      (1,941)            -

      (Decrease) in accounts payable, accrued and          (1,735)        (981)      (2,579)
        other liabilities

     Increase (decrease) in income taxes payable               349      (1,701)        (187)

     Increase (decrease) in long-term obligations and
      deferred credits                                     (1,296)        (997)          738

       Net cash provided by (used in) operations             (512)      (3,250)        1,621

Cash flow from investing activities:

  Capital expenditures                                       (660)        (583)      (1,520)

  Proceeds from sale of building and equipment               5,822          445            -

  Proceeds from sale of division                             4,540            -            -

  Premiums on life insurance                                 (257)        (788)        (707)

      Net cash provided by (used in) investing
       activities                                            9,445        (926)      (2,227)

Cash flow from financing activities:

  Borrowings under revolving credit agreements              47,523       71,221       70,733

  Payments of revolving credit obligations                (56,521)     (66,879)     (69,292)

  Principal payments on long-term debt                       (158)        (209)        (363)

  Proceeds from exercise of employees' stock options             -            -           14

  Payments from (advances to) retirement plan                  286        (289)            -

      Net cash provided by (used in) financing
       activities                                          (8,870)        3,844        1,092

Currency translation adjustment                               (88)           73           15

Net increase (decrease) in cash and cash equivalents          (25)        (259)          501

Cash and cash equivalents at beginning of year                 999        1,258          757

Cash and cash equivalents at end of year                      $974        $ 999      $ 1,258

  Cash paid during the year for:

     Interest                                               $1,551       $2,392      $ 1,806

     Income taxes                                             $160       $2,501      $ 3,400

  Non-cash transactions:

     Minority interest in acquisition of subsidiary              -            -        $ 789

The accompanying notes are an integral part of the consolidated financial statements



Notes to Consolidated Financial Statements

A.  The Company

       The Company is engaged in the manufacture, sale and distribution of men's belts, leather accessories, suspenders and jewelry. Its products are sold both domestically and internationally, principally through department stores, and also through specialty stores and mass merchandisers. The Company operates a number of factory outlet stores primarily to distribute excess and out of line merchandise. See Note L.

       The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company experienced operating losses and negative cash flows from operating activities for the year ended December 31, 2001, which the Company was able to fund from the bank facility in place. These factors raise substantial doubt about the ability of the Company to continue to operate as a going concern. The Company's success going forward will be dependent on, among other things, attaining adequate sales revenue; continuing the current program of cost control initiatives; maintaining its cash requirements within its amended revolving credit agreement; and ultimately, returning to profitability.

       Over the past two years, the Company has taken certain steps and has instituted several initiatives intended to improve its results from operations and cash flows, including the closing of its Attleboro, Massachusetts and Cartago, Costa Rica jewelry manufacturing facilities; entering into a sale-leaseback transaction with respect to its South Norwalk, Connecticut manufacturing facility; selling certain assets and contemporaneously discontinuing the remaining operations associated with its women's costume jewelry division; and, instituting process improvements designed to eliminate waste and improve operating efficiencies. The Company has already commenced and/or completed several of the foregoing initiatives, including the closure of the Attleboro, Massachusetts manufacturing facility during the second quarter of 2000 that resulted in a restructuring charge of $2,041,000 (see Note C of the accompanying consolidated financial statements) and a charge during the fourth quarter of 2000 of $2,371,000 (consisting of $1,849,000 and $522,000 relating to the Attleboro and Costa Rica facility closures, respectively) for inventory obsolescence associated with raw material and work-in-process inventory; the closure of the Costa Rica manufacturing facility during the second quarter of 2001; the sale of certain assets associated with and the discontinuation of the Company's women's costume jewelry division resulting in a loss on disposition of $5,957,000; the institution of improved processes within certain purchasing and sourcing functions in an attempt to aggressively reduce inventory levels in response to a decline in incoming orders; and the realignment of production levels to more accurately reflect projected shipping requirements.

       As a result of these and other actions, inventory levels were lower by $11,442,000 at December 31, 2001 compared with the prior year. In addition, in April 2001, the Company received a refund of $2,251,000 from the Internal Revenue Service and anticipates receiving an additional refund of $3,032,000 in 2002 for federal income taxes paid in prior years. As discussed above, during the second quarter, the Company completed the sale of its South Norwalk, Connecticut manufacturing facility at a purchase price of approximately $6,100,000 and contemporaneously entered into a lease-back of that property for a period of ten years. During the third quarter, the Company also completed the sale of certain assets associated with its women's costume jewelry division at a purchase price of approximately $4,600,000. The net proceeds of both transactions were used to reduce the Company's outstanding revolving credit balance.

       At December 31, 2001, the Company was not in compliance with the Bank's Tangible Net Worth ratio as required by the 1998 Revolving Credit Agreement, as amended. The Bank subsequently waived those requirements as of and for the quarter ended December 31, 2001. On May 7, 2002, the Company entered into an Eighth Amendment of the 1998 Revolving Credit Agreement (the "Eighth Amendment"). The Eighth Amendment modified the 1998 Revolving Credit Agreement by, among other things, extending the termination date of the 1998 Revolving Credit Agreement to June 25, 2003; reducing the maximum amount of revolving advances to $23,000,000 from $25,000,000; and revising the minimum Tangible Net Worth covenants for the quarters ending March 31, 2002, June 30, 2002, September 30, 2002, and December 31, 2002. The Eighth Amendment also provides for a seasonal overadvance of $1,500,000 for the period July 1, 2002 through October 15, 2002 (the "Seasonal Overadvance") and requires that John and Marshall Tulin furnish to the Bank a guaranty, in an amount not to exceed $750,000, to secure the repayment of the Seasonal Overadvance. (see Note O).

       Although no assurances can be given, the Company believes that attaining adequate sales revenue, continuing the current program of cost control initiatives, and maintaining cash requirements within the amended revolving credit agreement terms, will enable the Company to continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded assets or liabilities or any other adjustments that would be necessary should the Company be unable to operate as a going concern in its present form.

B.    Summary of Significant Accounting Policies

Basis of Presentation
       The consolidated financial statements include the accounts of Swank, Inc., its majority-owned Costa Rican subsidiary, and a wholly-owned foreign sales corporation. All intercompany amounts have been eliminated. Dollar amounts are in thousands except for per share data.

Use of Estimates
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition
       Net sales are comprised of gross sales less sales allowances, including cash discounts, in-store customer allowances, and customer returns. Net sales are recorded upon shipment.

Cash Equivalents
       For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents.

Allowances for Accounts Receivable
       The Company's allowances for receivables are comprised of cash discounts, doubtful accounts, in-store markdowns, cooperative advertising and customer returns. Provisions for doubtful accounts and cooperative advertising are reflected in selling and administrative expenses. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential bad debt losses. The allowance for customer returns results from the reversal of sales for estimated returns and associated costs. Allowances for in-store markdowns and cooperative advertising reflect the estimated costs of the Company's share of certain promotions by its retail customers. Allowances for accounts receivable are generally at their seasonal highs on December 31. Reductions of allowances occur principally in the first and second quarters when the balances are adjusted to reflect actual charges as processed. Allowances for accounts receivable are estimates made by management based on historical experience, adjusted for current conditions, and may differ from actual results. The provisions (recoveries) for bad debts in 2001, 2000 and 1999 were $(226,000), $(60,000), and $304,000, respectively.

Market Risk
       The Company sells products primarily to major retailers within the United States. The Company's three largest customers accounted for approximately 37% of consolidated trade receivables (gross of allowances) in 2001 and 42% in 2000.

       The Company, in the normal course of business, is theoretically exposed to interest rate change market risk with respect to borrowings under its revolving credit line. The seasonal nature of the Company's business typically requires it to build inventories during the course of the year in anticipation of heavy shipments to retailers for the upcoming holiday season. The Company's revolving credit borrowings generally peak during the third and fourth quarters. Therefore, a sudden increase in interest rates (which under the Company's amended revolving credit facility is the prime rate plus 1.5%) may, especially during peak borrowing periods, have a negative impact on short-term results. The Company is also theoretically exposed to market risk with respect to changes in the global price level of certain commodities used in the production of the Company's products. The Company routinely makes substantial purchases of leather hides during the year for use in the manufacture of men's belts. The Company also purchases men's personal leather items from a third-party supplier. An unanticipated material increase in the market price of leather could increase the cost of these products to the Company and therefore have a negative effect on the Company's results. To minimize this risk, the Company has developed certain manufacturing techniques and processes designed to maximize leather yields and incorporate lesser cost materials.

Inventories
       Inventories are stated at the lower of cost (principally average cost which approximates FIFO) or market. The Company's inventory is somewhat fashion oriented and, as a result, is subject to risk of rapid obsolescence. Management believes that inventory has been adequately adjusted, where appropriate, and that the Company has adequate channels to dispose of excess and obsolete inventory.

Property Plant and Equipment
       Property, plant and equipment are stated at cost. The Company provides for depreciation of plant and equipment by charges against income which are sufficient to write off the cost of the assets on a straight-line or double declining-balance basis over estimated useful lives of 10-45 years for buildings and improvements and 3-12 years for machinery, equipment and software. Improvements to leased premises are amortized on a straight-line basis over the shorter of the useful life of the improvement or the term of the lease.

       The Company has capitalized lease obligations remaining for equipment, equal to the lesser of the present value of the minimum lease payments or the fair market value of the leased property at the inception of the lease. The cost of the leased assets is amortized on a straight line basis over the lesser of the term of the lease obligation or the life of the asset, generally 3 to 5 years.

       Expenditures for maintenance and repairs and minor renewals are charged to expense; betterments and major renewals are capitalized. Upon disposition, cost and related accumulated depreciation are removed from the accounts with any related gain or loss reflected in results of operations.

       Periodically, management assesses, based on undiscounted cash flows, if there has been a permanent impairment in the carrying value of its long-lived assets and, if so, the amount of any such impairment, by comparing anticipated discounted future operating income resulting from intangible assets with the carrying value of the related asset. In performing this analysis, management considers such factors as current results, trends and prospects, in addition to other economic factors. As a result of such cash flow analysis, the Company wrote-down the value of certain machinery and equipment at its Costa Rica facility and recognized an expense of $502,000, which was included in selling and administrative expenses for the year ending December 31, 2000.

Fair Value of Financial Instruments
       The carrying value of notes payable to banks approximates fair value because these financial instruments have variable interest rates.

Advertising Costs
       The Company charges advertising costs to expense as they are incurred including estimates for cooperative advertising costs.

Environmental Costs
       Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Generally, adjustments to these accruals coincide with the completion of a feasibility study or the Company's commitment to a formal plan of action or other appropriate benchmark.

Income Taxes
       The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Net deferred tax assets are recorded when it is more likely than not that such tax benefits will be realized. A valuation allowance is recorded to reflect the estimated realization of the deferred tax asset.

Stock-Based Compensation
       The Company measures the cost of stock-based compensation associated with the stock option plans described in Note H using the "intrinsic value" method. Under this method, the increment of fair value, if any, at the date of grant over the exercise price is charged to expense over the period that the employee provides the associated services. The Company discloses the information required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation", which includes information with respect to stock-based compensation determined under the "fair value" method. The Company uses the Black-Scholes formula to determine the fair value of options on the grant date for purposes of this disclosure.

Net Income (loss) per Share
       Net income (loss) per common share or basic earnings per share amounts are adjusted to include, where appropriate, shares held by the Company's employee stock ownership plan and deemed to be allocated to participants. Net income (loss) per share assuming full dilution includes the effects of options. All share and per share amounts have been restated to reflect the effects of the one-for-three reverse stock split that was effective August 7, 2000 (See Note N).

Comprehensive Income
       Reporting comprehensive income requires that certain items recognized under generally accepted accounting standards as separate components of stockholders' equity be reported as comprehensive income in an annual financial statement that is displayed with the same prominence as the other annual financial statements. This statement also requires that an entity classify items of other comprehensive income by their nature in an annual financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional capital in excess of par value in the equity section of the balance sheet. Reportable other comprehensive income or (loss) of $(173,000) in 2001 and $73,000 in 2000 arose from a loss in connection with the closure of the Company's Costa Rica manufacturing facility and the recording of the minimum pension liability relating to the Company's defined benefit plan, and a gain resulting from the effects of foreign currency translation, respectively.

Segments and Related Information - Discontinued Operations
       As further described in Note L below, the Company completed the sale of certain assets pertaining to its women's costume jewelry business during the third quarter and contemporaneously discontinued its remaining women's jewelry operations. Accordingly, the Company now has only one reportable segment, its Men's Accessories business.

C.  Restructuring Charges

       Early in 2001, the Company intensified its efforts to reduce costs throughout the organization to streamline operations and reduce net cash requirements. As a consequence of that strategy, the Company recorded a restructuring charge of $845,000 through December 31, 2001 for employee severance and related payroll costs associated with additional staff reductions primarily within certain sales and administrative departments affecting approximately 93 employees. Of the $845,000 charge, $372,000 was reclassified to discontinued operations and $473,000 is included in the results of continuing operations. No restructuring charges were recorded during the fourth quarter.

       The restructuring charges have been stated separately in the Consolidated Statement of Operations. As of December 31, 2001, approximately $837,000 had been paid and $8,000 was included in Other Liabilities in the Consolidated Balance Sheet. The Company anticipates that the remaining liability will be paid by the end of the first quarter in 2002. While the Company currently does not anticipate any further material changes to the restructuring charge, management continues to review the status of its global sourcing and support operations for further efficiencies and cost reduction opportunities.

       On April 6, 2001, the Company ceased production operations at Joyas y Cueros which had been engaged in the manufacture of certain men's and women's jewelry items for the Company as a majority-owned subsidiary since 1999. Management determined that Joyas y Cueros could not be competitive with other jewelry resources in light of recent changes in women's jewelry fashion trends and improved quality and price competitiveness from Asian vendors. In connection with the plant closure, Joyas y Cueros recorded charges of approximately $1,218,000 during the fourth quarter of 2000 to reflect a write-down in the value of its manufacturing machinery and equipment and raw materials inventory. Joyas y Cueros also recorded severance and associated costs of approximately $264,000 in 2001 in connection with the termination of its manufacturing operations. Restructuring charges associated with Joyas y Cueros were included in Cost of Sales on the Consolidated Statement of Operations for the periods ended December 31, 2001 and 2000. As part of the restructuring and plant closure, approximately 150 employees were terminated. Management had completed the sale and liquidation of Joyas y Cueros' assets by December 31, 2001.

       On March 16, 2000, the Company announced a plan to cease production operations at its jewelry manufacturing facility located in Massachusetts and transfer its remaining domestic jewelry production requirements to its majority-owned subsidiary, Joyas y Cueros and certain third-party vendors. Manufacturing operations at Attleboro ceased in May 2000 following the orderly transition of merchandise requirements to other resources. Management concluded early in 2000 that its Attleboro manufacturing facility could no longer be competitive in light of the increasing pressure to sustain gross margins at both the wholesale and retail level and that maintaining a domestic large-scale jewelry manufacturing operation was not economically viable. In connection with the closure, the Company recorded a restructuring charge of $2,041,000 against income from operations for year ended December 31, 2000 to cover employee severance and other payroll related costs. Additional integration costs of $1,849,000 were incurred during the fourth quarter of 2000 in connection with obsolescence charges for certain jewelry raw material and work in process inventories and are included in cost of goods sold. During 2001, the Company paid the remaining $308,000 of outstanding restructuring liabilities which had been included in Other Current liabilities at December 31, 2000. The restructuring charges recorded in 2000 were based upon the estimates of the cost of the employee terminations including outplacement fees, severance, and curtailment losses related to certain post-retirement benefits.

D.  Short-Term Borrowings

 (Dollars in thousands)                                   2001      2000      1999
At December 31:
    Total lines                                        $25,000   $30,000   $30,000
   Weighted average interest rate                        6.25%    10.75%     8.50%
 For the year:
   Monthly average borrowing outstanding                17,828    23,142    22,995
   Maximum borrowing outstanding at any month end       22,767    29,405    29,974
   Monthly interest rate(weighted average)               8.45%     9.94%     7.69%
 Balance at December 31                                 12,105    21,104    16,762

       The average amounts outstanding and weighted average interest rates during each year are based on average monthly balances outstanding under the Company's revolving credit facility for seasonal working capital needs.

         In July 1998, the Company signed the 1998 Revolving Credit Agreement to replace the Company's prior $25,000,000 credit facility. The 1998 Revolving Credit Agreement is collateralized by substantially all of the Company's domestic accounts receivable, inventory and machinery and equipment. In addition, the 1998 Revolving Credit Agreement prohibits the Company from payment of dividends, and imposes limits on capital expenditures and additional indebtedness for borrowed money. The Company is required to pay a commitment fee monthly of .375% per annum on the difference between the average daily borrowings outstanding and the maximum amount available. In 2001, the Company did not request or obtain a temporary increase in the 1998 Revolving Credit Agreement. In 2000 and 1999, the Company requested and obtained a temporary increase to $33,000,000 for the period October 18, 2000 through December 31, 2000 and for the period August 1, 1999 through November 30, 1999, respectively, in anticipation of peak seasonal working capital needs.

         On April 27, 2001, the Company entered into a Fifth Amendment of the 1998 Revolving Credit Agreement (the "Fifth Amendment"). The Fifth Amendment modified the 1998 Revolving Credit Agreement by, among other things, deleting the requirement to maintain a Fixed Charge Coverage Ratio; revising the minimum Net Tangible Worth covenants for March 31, 2001, June 30, 2001, September 30, 2001 and December 31,
 2001; reducing the permitted seasonal collateral overadvance from $3,000,000 to $1,500,000 million; setting the interest rate on borrowings equal to the Bank's prime rate plus 1.50% and eliminating the Eurodollar borrowing option; and setting the termination date of the 1998 Revolving Credit Agreement at June 25, 2002. In addition, the Bank established a reserve against the Company's women's jewelry inventory, as permitted by the 1998 Revolving Credit Agreement, as amended, that decreased availability by approximately $3,000,000 pending the sale of those assets. As further described in Note L below, the Company sold certain of its women's jewelry inventory on July 23, 2001 as part of a plan to exit the women's costume jewelry business and accordingly, the reserves pertaining to this inventory have been eliminated.

          At December 31, 2000, the Company was not in compliance with the Bank's Fixed Charge Coverage and Tangible Net Worth ratios as required by the 1998 Revolving Credit Agreement, as amended. The Bank subsequently waived those requirements as of and for the quarter ended December 31, 2000. The Company was not in compliance with the Tangible Net Worth ratio for the quarter ended March 31, 2001. On June 8, 2001, the Company entered into a Sixth Amendment of the 1998 Revolving Credit Agreement (the "Sixth Amendment"). The Sixth Amendment modified the 1998 Revolving Credit Agreement by, among other things, revising the minimum Tangible Net Worth covenants for the quarters ending March 31, 2001, June 30, 2001, September 30, 2001, and December 31,
 2001.

         On July 16, 2001, the Company entered into a Seventh Amendment of the 1998 Credit Agreement (the "Seventh Amendment") in connection with the sale of certain of its women's jewelry assets to K&M. The Seventh Amendment, among other things, reduced the maximum amount of revolving advances from $30,000,000 to $25,000,000 at all times subsequent to the sale of the women's jewelry assets and removed the applicable women's jewelry accounts receivable and inventory from the collateral base. The Seventh Amendment also provided for the bank's consent to the sale.

       At December 31, 2001, the Company was not in compliance with the Bank's Tangible Net Worth ratio as required by the 1998 Revolving Credit Agreement, as amended. The Bank subsequently waived those requirements as of and for the quarter ended December 31, 2001. On May 7, 2002, the Company entered into an Eighth Amendment of the 1998 Revolving Credit Agreement (the "Eighth Amendment"). The Eighth Amendment modified the 1998 Revolving Credit Agreement by, among other things, extending the termination date of the 1998 Revolving Credit Agreement to June 25, 2003; reducing the maximum amount of revolving advances to $23,000,000 from $25,000,000; and revising the minimum Tangible Net Worth covenants for the quarters ending March 31, 2002, June 30, 2002, September 30, 2002, and December 31, 2002. The Eighth Amendment also provides for a seasonal overadvance of $1,500,000 for the period July 1, 2002 through October 15, 2002 (the "Seasonal Overadvance") and requires that John and Marshall Tulin furnish to the Bank a guaranty, in an amount not to exceed $750,000, to secure the repayment of the Seasonal Overadvance. (see Note O).


E.  Income Taxes
(Dollars in thousands)
Provision (benefit) for income taxes:                      2001          2000          1999
Currently payable (recoverable):
  Federal                                              $(3,032)     $ (2,257)        $2,199
  State                                                       -             -           638
  Foreign sales corporation                                   -             6            18
                                                        (3,032)       (2,251)         2,855
Deferred:
  Federal                                                 1,450         4,073       (1,630)
  State                                                       -         1,379         (264)
                                                          1,450         5,452       (1,894)
 Total provision (benefit)                             $(1,582)        $3,201          $961

Deferred tax provision (benefit):                          2001          2000          1999

Accounts receivable reserves                               $159         $ 304        $(631)
Deferred compensation                                       542           581         (429)
Inventory capitalization                                    651           226           421
Postretirement benefits                                      20         (248)          (77)
Inventory reserves                                           59           197         (397)
Workman's compensation                                    (114)            38            76
Termination costs                                           148           115         (116)
Corporate owned life insurance                          (1,097)       (1,097)       (1,098)
Gain on sale of assets                                  (1,739)             -             -
Depreciation                                                 75         (164)         (101)
Federal NOL carryforwards                               (1,042)             -             -
State NOL carryforwards                                   (687)             -             -
AMT credit carryforwards                                  (175)             -             -
Other items                                               (106)           292           458
Valuation allowance                                       4,756         5,208             -
                                                         $1,450        $5,452      $(1,894)

Effective income tax rate:                                 2001          2000          1999

Statutory federal income tax rate                       (34.0)%       (34.0)%         34.0%
State income taxes, net of federal tax benefit            (5.1)            .4           5.1
Life insurance                                              1.8           3.9        (11.7)
Valuation allowance                                        27.5          56.0             -
Foreign tax rate differentials                               .3           7.3           9.0
Resolution of federal tax carryback                           -             -         (9.6)
Other items, net                                             .3            .8           4.6
                                                         (9.2)%         34.4%         31.4%

Components of the net deferred tax asset:                  2001          2000          1999

Deferred tax assets:
  Accounts receivable reserves                           $1,577        $1,736        $2,040
  Deferred compensation                                   1,708         2,250         2,831
  Inventory capitalization                                  520         1,171           823
  Postretirement benefits                                 1,096         1,115           867
  Inventory reserves                                        336           395           592
  Workman's compensation                                    133            19            57
  Termination costs                                          40           188           303
  Gain on sale of assets                                  1,830             -             -
  Federal NOL carryforwards                               1,042             -             -
  State NOL carryforwards                                 1,052           365             -
  AMT credit carryforwards                                  175             -             -
  Environmental costs                                       640           659           662
  Other                                                     143            19           308
  Gross deferred asset                                   10,292         7,917         8,483
Deferred tax liabilities:
  Corporate owned life insurance                              -       (1,097)       (2,194)
  Depreciation                                            (328)         (162)         (326)
   Valuation allowance                                  (9,964)       (5,208)             -
Net deferred tax asset                                   $    -       $ 1,450        $5,963


       At December 31, 2000, the Company recorded a valuation allowance on its deferred tax asset in the amount of $5,208,000 to reduce the asset to its estimated net realizable value based upon its projections of taxable income and loss for future tax years in which the temporary differences that created the deferred tax asset were anticipated to reverse. At December 31, 2000, the Company believed that it would be more likely than not that it would receive $1,450,000 from the Internal Revenue Service as a result of filing a carryback claim in 2002 of federal income taxes paid in 1999.

       At December 31, 2001, the Company recorded an additional valuation allowance on its deferred tax asset of $4,756,000 to increase the allowance to $9,964,000. At the end of 2001, the Company's deferred tax asset was fully reserved reflecting the full utilization of available carryback of federal income taxes paid in 1999. The amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income or loss for future tax years are revised based on actual results. At December 31, 2001 the Company included on its Consolidated Balance Sheet federal income taxes recoverable of $3,032,000.

       During 1999, the Company settled with the Internal Revenue Service regarding a carryback claim filed by the Company, which resulted in a refund of federal income taxes paid in prior years in the amount of $293,000. The foreign rate differentials resulted from startup expenses related to the Costa Rica joint venture, which are not benefited for U.S. or foreign tax purposes.

       At December 31, 2001, the Company had federal and state net operating loss carryforwards of approximately $3,063,000 and $19,134,000, which expire in 2022 and 2006, respectively. The alternative minimum tax credit carryforward of approximately $175,000 at December 31, 2001, currently does not expire.

       The Health Insurance and Accountability Act of 1996 (the "Act") phased out the deduction of interest on policy loans on a significant portion of the Company's corporate owned life insurance and, therefore, substantially increased the after tax cost of maintaining these policies. As a result, in 1996 the Company announced its intention to surrender the affected policies and recorded a deferred tax liability for the estimated income taxes that will become due over a four year period, 1998 through 2001. The surrender of these policies was completed in November 1998. See Note G.

F.  Long-Term Obligations

Long-term   obligations,  excluding  the  current  portion,   at
December 31, were as follows:

(Dollars in thousands)                       2001           2000

Benefits under 1987 Deferred
 Compensation Plan and
 Postretirement benefits
 (See Note G)                               $3,877         $3,800

1993 Deferred Compensation Plan
 (See Note G)                               1,854          3,095

Environmental liabilities (See
 Note J)                                    1,588          1,588

Supplemental death benefits                   104             86

Deferred gain on sale of assets                                -
(See Note J)                                4,360

Obligation on property sublease               770              -

Other                                         194            194

Long-term portion of capital                    -             58
 leases
                                          $12,747         $8,821

       The Company's lease agreements for certain computer hardware and software have been classified as capital leases for financial reporting purposes. Accumulated amortization of assets under capital leases was $1,456,000 and $1,437,000 as of December 31, 2001 and 2000, respectively. The Company did not enter into any new capitalized leases in 2001, 2000 or 1999.



        Future minimum lease payments and the present value of the minimum lease payments as of December 31, 2001 were:

 (Dollars in thousands)
 2002                                                $ 16
 Imputed interest at 11.0%                            (1)
 Present value of minimum lease payments             $ 15


 G.    Employee Benefits


        Effective January 1, 1994, the Company amended and restated the Swank, Inc. Employees' Stock Ownership Plan in a merger with the Swank, Inc. Employees' Stock Ownership Plan No. 2 and the Swank, Inc. Savings Plan. The combined plans became The New Swank, Inc. Retirement Plan (the "Plan"). The Plan incorporates the characteristics of the three predecessor plans, covers substantially all full time employees and reflects the Company's continued desire to provide added incentives and to enable employees to acquire shares of the Company's Common Stock. The cost of the Plan has been borne by the Company.

        The savings (401(k)) component of the Plan provides employees an election to reduce taxable compensation through contributions to the Plan. Matching cash contributions from the Company are determined annually at the Board's discretion. Shares of Common Stock acquired by the stock ownership component of the Plan are allocated to participating employees to the extent of contributions to the Plan, as determined annually at the discretion of the Board of Directors, and are vested on a prescribed schedule. Expenses for the Company's contributions to the Plan were $218,000, $970,000 and $451,000 in 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, the Plan held a total of 3,338,474 and 3,395,586 shares, respectively, of the Company's outstanding stock, of which 3,338,474 and 3,178,955 respectively, were allocated to participants. The Company from time to time makes loans to the Plan at an interest rate equal to the Prime lending rate plus 2 percentage points per annum to provide the Plan with liquidity, primarily to enable the Plan to make distributions of cash rather than shares to former employees. There were no outstanding obligations due from the Plan at December 31, 2001. At December 31, 2000, the outstanding obligation due from the Plan was $286,000 and was classified in the Consolidated Balance Sheet as deferred employee benefits, a reduction in stockholders' equity.

        In October 1999, the Plan's 401(k) Savings and Stock Ownership Plan Committee authorized the repurchase by the Plan of up to 600,000 shares of the Company's common stock. Purchases will be made at the discretion of the Plan's trustees from time to time in the open market and through privately negotiated transactions, subject to general market and other conditions. Repurchases are intended to be financed by the Plan with its own funds and from any future cash contributions made by the Company to the Plan. Shares acquired will be used to provide benefits to employees under the terms of the Plan. As of December 31, 2000, the Plan had repurchased 96,667 shares.

        The Company provides postretirement life insurance, supplemental pension and medical benefits for certain groups of active and retired employees. The postretirement medical plan is contributory, with contributions adjusted annually; the death benefit is noncontributory. The Company recognizes the cost of postretirement benefits over the period in which they are earned and amortizes the transition obligation for all plan participants on a straight-line basis over a 20 year period which began in 1993.

        The following table sets forth reconciliations of the beginning and ending balances of the Company's postretirement benefits and defined benefits under its 1987 Deferred
 Compensation Plan described below:


 (Dollars in thousands)                 Postretirement              Defined
                                           Benefits                Benefits
 Change in Benefit Obligation               2001       2000        2001        2000
 Benefit obligation at beginning
 of year:                                 $4,911     $4,763      $2,158      $2,356

 Service cost                                 20         26           -           -

 Interest cost                               344        355         126         166

 Participants' contributions                  13         20           -           -

 Amendments                                 (38)      (125)           -           -

 Special termination benefit cost              -        109           -           -

 Curtailment                                   -        (7)           -           -

 Actuarial (gain) loss                       177        460          25          72

 Benefits paid                             (235)      (690)       (436)       (436)

 Benefit obligation at end of year        $5,192     $4,911      $1,873      $2,158

 Change in Plan Assets
 Plan assets at beginning of year
 at fair value                               $ -        $ -         $ -         $ -

 Employer contributions                      222        670         436         436

 Participants' contributions                  13         20           -           -

 Benefits paid                             (235)      (690)       (436)       (436)

 Plan assets at end of year at
 fair value                                    -          -           -           -

 Funded status                          $(5,192)   $(4,911)    $(1,873)    $(2,158)

 Unrecognized actuarial(gain)loss          1,164      1,025          85          72

 Unrecognized transition
  obligation                               1,288      1,446           -           -

Unrecognized prior service
 (credit) cost                                 -          -           -           -

 Accrued benefit cost (1)               $(2,740)   $(2,440)    $(1,788)    $(2,086)

        (1) Amounts totaling $736,000 and $726,000 have been included in accrued employee compensation as of December 31, 2001 and 2000, respectively. The remaining balance has been included in long-term obligations as set forth in Note F.

        The weighted-average discount rate used in determining the accumulated benefit obligations was 6.95%, 7.25%, and 7.75% at December 31, 2001, 2000, and 1999, respectively. For measurement purposes, a 5.5% annual rate of increase in the per capita cost of covered Medicare Part B health care benefits is assumed for 2002 and all years thereafter. A 13.0% annual rate of increase in the per capita cost of AARP Medicare Supplemental Coverage is assumed for 2002. This rate is assumed to decrease gradually to 5.5% in 2006 and remain at that level thereafter. An 8.8% annual rate of increase in the per capita cost for Pre-65 Continuation of Medical Coverage is assumed for 2002. This rate is assumed to decrease gradually to 5.5% in 2005 and remain at that level thereafter.

        The weighted-average discount rate used in determining the accumulated benefit obligations of the defined benefit plan was 6.00%, 6.50%, and 7.75% at December 31, 2001, 2000, and 1999, respectively.

         Net periodic postretirement and defined benefit cost for 2001, 2000 and 1999 included the following components:


                                       Postretirement           Defined
 (Dollars in thousands)                   Benefits              Benefits
                                      2001    2000   1999   2001   2000   1999
 Service cost                          $20     $26   $ 39     $-     $-   $ 40

 Interest cost                         344     355    338    126    166    141

 Expected return on plan assets          -       -      -      -      -      -

 Recognized actuarial (gain) loss       38      11     48     12      -    (1)

 Amortization of transition
  obligation                           120     137    156      -      -   (20)

 Amortization of prior service
  (credit) cost                          -       -      -      -      -   (18)

 Net periodic benefit costs
 included  in selling and
 administrative  expenses             $522    $529   $581   $138   $166   $142

 (Gain) loss recognized due to
  curtailment                            -     328      -      -      -  (169)

 Special termination benefit cost        -     109      -      -      -      -

 Total plan cost (income)             $522    $966   $581   $138   $166  $(27)


        The Company has multiple health care and life insurance postretirement benefit programs which are generally available to executives. The health care plans are contributory
 (except for certain AARP and Medicare Part B coverage) and the life insurance plans are noncontributory. A portion of the life insurance benefits are fully insured through group life coverage and the remaining life benefits are self-insured. Life insurance contracts have been purchased on the lives of certain employees in order to fund postretirement death benefits to beneficiaries of salaried employees who reach age 60 with ten years of service. Proceeds from these contracts are expected to be adequate to fund the Company's obligations. The cost of these contracts is included in the annual postretirement cost shown above. On December 31, 1998, the health plan was changed from an indemnity coverage program to a preferred provider arrangement.

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point decrease in assumed health care cost trend rates would decrease the total of service and interest cost by $3 and the postretirement benefit obligation by $57, respectively, while a one-percentage point increase would increase the total of service and interest cost by $3 and the postretirement benefit obligation by $66.

        In 1987, the Company adopted a deferred compensation plan (the "1987 Plan") available to certain key executives for the purpose of providing retirement benefits. Interest credited to participants' accounts is paid at retirement in the form of a monthly annuity over a period of ten years. All compensation that was deferred under the 1987 Plan has been returned to participants. The 1987 Plan was amended at the end of 1998 to change the method of determining future interest credits on participants' accounts. Life insurance contracts intended to fund 1987 Plan benefits through future death proceeds had been purchased on the lives of the participants and on certain other employees. However, as described in Note E, these contracts were surrendered in November 1998 with a corresponding reduction in gross cash surrender value and policy loans as set forth below.

        In 1999, the Company determined that it would be advantageous to place all remaining participants in the 1987 Plan who were not currently receiving benefits into payout status, effective January 1, 2000. Participants will receive benefit payments over ten years resulting in the elimination of the Company's liability under the 1987 Plan by the end of 2009. The curtailment of the 1987 Plan resulted in an acceleration of the unrecognized liability to participants, which was offset by a reduction in plan liabilities associated with a change in certain actuarial assumptions. The net effect of these adjustments was a gain of $169,000 included in selling and administrative expenses which was recorded in the fourth quarter of 1999.

        In 1993, the Company established a deferred compensation plan for certain key executives (the "1993 Plan") that provides for payments of the amounts deferred and the earnings thereon upon retirement, death or other termination of employment. Amounts payable to participants in the 1993 Plan aggregated $2,462,000 and $3,637,000 at December 31, 2001 and 2000, respectively, of which $608,000 and $542,000 respectively, have been classified in accrued employee compensation. The remaining balances of $1,854,000 and $3,095,000 respectively, have been included in long-term obligations (See Note F). Variable life insurance contracts have been purchased on the lives of participants and on certain other employees. These contracts are held in a grantor trust and the contract values are expected to be adequate to fund the benefit obligations under the 1993 Plan. The net costs related to the 1993 deferred compensation plans are included in selling and administrative expense and aggregated approximately $70,000, $111,000, and $330,000 in 2001, 2000 and 1999, respectively.

        The Company uses loans against the policy cash values to pay part or all of annual life insurance premiums, except for the variable life policies. The aggregate gross cash surrender value of all policies was approximately $8,193,000 and $8,920,000 at December 31, 2001 and 2000, respectively, which is included in other assets, net of policy loans aggregating approximately $2,320,000 and $2,348,000 respectively. The Company has no intention of repaying any policy loans and expects that they will be liquidated from future death benefits or by surrender of the policies. Interest on policy loans amounted to approximately $137,000, $185,000 and $285,000 in 2001, 2000 and 1999, respectively, and is included in the net costs of the various plans described above. The weighted average interest rate on policy loans was 6.2%, 6.2%, and 6.3% at December 31, 2001, 2000 and
 2001, respectively.


 H.  Stock Options

        Under the Company's 1987 and 1981 employee stock option plans, options were granted to key employees to purchase shares of Common Stock at the market value on the date of grant. These options are generally exercisable during a period beginning one year after the date of grant and continuing for an additional nine years. No additional options may be granted under the 1987 and 1981 plans.

        In 1994, the Company established a directors' stock option plan pursuant to which options may be granted to non-employee directors to purchase 50,000 shares of Common Stock at market value on the date of grant. Options granted under this plan are for a period of five years and are immediately exercisable. No options were granted in 2001 under this plan but 5,000 shares of Common Stock were granted under this plan in 2000 and 1999. At December 31, 2001, a total of 13,333 shares of Common Stock were reserved for future grants under the directors' plan.

        In April 1998, the Company's stockholders approved the Swank, Inc. 1998 Equity Incentive Compensation Plan (the "1998 Plan") which replaced the Company's prior incentive stock plans, all of which had expired by their terms. The 1998 Plan permits the Company's Board to grant a maximum of 1,000,000 shares to key employees through stock options, stock appreciation rights, restricted stock units, performance awards and other stock-based awards. Long-term performance awards were granted under the 1998 Plan in October 1998 to certain key employees. Awards are based upon a formula which incorporates a minimum and maximum range of cumulative earnings, determined before incentive compensation pursuant to the awards and before income taxes, for the three year period ending December 31, 2000. If earned, the awards would have been payable partially in cash and partially in restricted shares of the Company's common stock. Each award is entirely denominated in dollars. The number of restricted shares to have been issued under the 1998 Plan to participants is based on the aggregate dollar amount of the equity portion of the awards divided by the fair value of the Company's shares at the date of distribution. Compensation expense of $350,000 was recorded as of December 31, 1998 with a corresponding liability of $210,000 and an increase to additional paid-in-capital of $140,000 in connection with awards under the 1998 Plan. In 1999, the Company reversed this liability and, in 2000, decreased additional paid-in-capital by $140,000 after determining that none of the participants in the 1998 Plan would be entitled to receive any amounts, as the cumulative measurements for the three-year period were not met. The Company granted options for 725,000 shares under the 1998 Plan in 2001. These shares vest immediately. No awards were granted by the Board in either 2000 or 1999. At December 31, 2001, a total of 275,000 shares of Common Stock were reserved for future grants under the 1998 Plan.

 The following table summarizes stock option activity for the years 1999 through 2001:


                                                        Weighted
                                                         Average
                                      Option Shares     Exercise
                                                           Price
 Outstanding  at  December 31, 1998         310,167        $2.70
 Exercised                                  (5,000)         2.82
 Forfeited                                 (67,067)         2.13
 Expired                                    (3,333)         3.48
 Granted                                      5,000         3.66

 Outstanding at December 31, 1999           239,767        $2.85
 Forfeited                                 (12,800)         3.03
 Granted                                      5,000         2.44

 Outstanding at December 31, 2000           231,967        $2.83
 Forfeited                                 (26,667)         2.81
 Expired                                  (185,300)         2.81
 Granted                                    725,000          .17

 Outstanding at December 31, 2001           745,000         $.25


         For options granted in 2001, 2000 and 1999, the estimated weighted average fair value, assuming no dividends, was approximately $.13, $1.88, and $2.82, respectively, using a risk-free rate of 6.5%, and an expected volatility of .99 in each year, and expected lives of 5 years in each of 2001, 2000 and 1999, respectively. Pro forma net income (loss) and pro forma net income (loss) per share for options granted using the fair value method was $(15,804) and $(2.86) per share in 2001, $(12,003) and $(2.17) per share in 2000, and
 $2,378 and $.43 per share in 1999.

 Options outstanding as of December 31, 2001 were as follows:

                           Weighted  Weighted              Weighted
     Exercise     Shares    Average   Average     Number   Average
        Price  Outstanding     Life     Price Exercisable    Price
                            (Years)
 $2.44      -     20,000       1.50     $3.07     20,000     $3.07
 $3.84
 $.17            725,000       4.83       .17    725,000       .17
 Total           745,000       4.74      $.25    745,000      $.25

         At December 31, 2001 and 2000 there were 745,000 and 231,967 exercisable options, respectively, and the weighted-average exercise prices were $.25 and $2.83, respectively.

 I.  Net Income (Loss) Per Share

         The following table sets forth the computation of net income per share

<CAPTION
                                                          Year ended December 31,
 (Dollars in thousands except for shares and per
 share amounts)                                           2001        2000         1999
Numerator:
Net income (loss)                                   $(15,718)   $(11,995)       $2,387

Denominator:
Weighted average common shares outstanding          5,522,490   5,522,513    5,522,305

Shares used in computing net income per common
 share                                              5,522,490   5,522,513    5,522,305

Effect of dilutive options                                  -           -       38,981

Shares used in computing net income per common
 share assuming dilution                            5,522,490   5,522,513    5,561,286

Net income (loss) per common share basic and diluted:

 Continuing operations                                 $(1.10)     $(1.99)         $.01
 Discontinued operations                                (1.75)       (.18)          .42
 Net income (loss) per common share                    $(2.85)     $(2.17)         $.43

        Unallocated shares maintained in the Company's Employee Stock Ownership Plan ("ESOP"), described in Note G, are reflected as a reduction of outstanding shares for earnings per share purposes until such shares are committed to be allocated. There were no shares at December 31, 2001, 2000 and 1999, remaining in the ESOP, which were not committed to be allocated.

 J.  Commitments and Contingencies

        The Company leases certain of its warehousing, sales and office facilities, automobiles and equipment under non-cancelable long-term operating leases. Certain of the leases provide renewal options ranging from one to ten years and escalation clauses covering increases in various costs. Total rental expenses amounted to $3,361,000, $3,431,000 and $3,354,000 in 2001, 2000 and 1999, respectively.

          Future   minimum  lease  payments  under  non-cancelable
 operating leases as of December 31, 2001 are as follows:

      (Dollars in  thousands)
      2002                                       $ 3,444
      2003                                         3,120
      2004                                         2,931
      2005                                         2,952
      2006                                         2,126
      Thereafter                                   7,889
      Total minimum payments                    $ 22,462

           On May 2, 2001, the Company completed the sale and lease-back of its manufacturing facility in South Norwalk, Connecticut. The net proceeds to the Company of the sale of its manufacturing facility were approximately $5,800,000 reflecting a sale price of $6,100,000 less direct fees and expenses associated with the sale. Under the terms of the contract of sale, the Company was also required to fund an escrow payment of $685,400 for roof repairs and general maintenance over the life of the lease. As of December 31, 2001, the escrow fund balance was approximately $47,000.
 The Company contemporaneously leased back the facility from the purchaser for a period of 10 years. Under the terms of the lease agreement, which the Company has classified as an operating lease for financial reporting purposes, the Company will pay monthly rent at a rate of approximately $57,000 that increases over the term of the lease to approximately $74,000 a month in year 10. The Company is also responsible for all taxes, insurance, and routine maintenance for the manufacturing facility. This transaction resulted in a deferred gain of approximately $4,700,000 that was recorded on the Company's Consolidated Balance Sheet at closing and is being amortized over the lease term. The Company recorded amortization income of $311,000 through December 31, 2001.

        The Company owns the rights to various patents, trademarks, trade names and copyrights and has exclusive licenses to market certain products in specified territories, principally in the United States. The Company's licenses for "Tommy Hilfiger", "Geoffrey Beene", "Guess?", "Kenneth Cole", "Claiborne for Men" and "Pierre Cardin" collectively may be considered material to the Company's business. The Company is obligated to pay minimum royalties under certain license agreements as follows: 2002
 - $3,722,000; 2003 - $2,790,000; 2004 - $1,693,000; and
 2005 - $350,000. Generally, the license agreements require the Company to provide various forms of advertising and promotional support determined as a percentage of annual net sales of licensed merchandise and licensors generally retain audit rights for a specified period. The Company also pays a percentage of net sales to a consulting firm controlled by one of the Company's directors in connection with a license agreement which that firm introduced to the Company. Payments made by the Company in connection with this agreement were approximately $66,000, $83,000 and $118,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

       On June 7, 1990 the Company received notice from the United States Environmental Protection Agency ("EPA") that it, along with fifteen others, had been identified as a Potentially Responsible Party ("PRP") in connection with the release of hazardous substances at a Superfund Site located in Massachusetts. This notice does not constitute the commencement of a proceeding against the Company or necessarily indicate that a proceeding against the Company is contemplated. The Company, along with six other PRP's, has voluntarily entered into an Administrative Order pursuant to which, inter alia, they have undertaken to conduct a remedial investigation/feasibility study ("RI/FS") with respect to the alleged contamination at the site. The Company's share of costs for the RI/FS is being allocated on an interim basis at 12.5177%. Due to the withdrawal of a PRP, however, the Company expects that the respective shares of these costs in the future will be reallocated among the remaining members of the PRP Group. This Superfund Site is adjacent to a municipal landfill that is in the process of being closed under Massachusetts law. The Company believes that the issues regarding the site are under discussion among state and federal agencies due to the proximity of the site to the landfill and the composition of waste at the site. At December 31, 2001 and 2000 the Company had accrued approximately $1,183,000 and $1,222,000 respectively in connection with this site based on the assumption that the issues relating to the availability of federal funding and the allocation of costs of remediation, among others, will not be resolved for many years and that significant legal and technical fees and expenses will be incurred prior to such resolution.

        The Company signed a judicial consent decree relating to the Western Sand and Gravel site located in Burrillville and North Smithfield, Rhode Island which was entered on August 28, 1992 by the U.S. District Court for the District of Rhode Island. The most likely scenario for remediation of ground water at this site is through natural attenuation which will be monitored over a period of up to 24 years. Estimates of the costs of remediation range from approximately $2,800,000 for natural attenuation to approximately $7,800,000 for other remediation. The Company's share is approximately 8% of approximately 75% of the costs. At December 31, 2001 and 2000 the Company had accrued approximately $438,000 and $446,000 respectively, in connection with this site based on the results of tests conducted in 2000 and 1999. Management believes that costs related to remediation of this site will not have a material adverse effect on the Company's operating results, financial condition or cash flows based on the results of periodic tests conducted at the site. In 1988, the Company received notice that it had been identified as a PRP, together with numerous other companies, in connection with an unrelated site in Diaz, Arkansas. The Company has appropriately responded but has received no further communications on this matter. The Company has recorded no liability with respect to this site as it has no basis on which to estimate potential costs, if any.

        The estimated liability for costs associated with environmental sites is included in Long-term obligations in the accompanying balance sheets (See Note F), exclusive of additional currently payable amounts of approximately $33,000 and $80,000 included in Other liabilities in 2001 and 2000, respectively. These amounts have not been discounted. Management believes that the accompanying financial statements include adequate provision for environmental exposures.

        In the ordinary course of business, the Company is contingently liable for performance under a letter of credit of approximately $580,000 at December 31, 2001. The Company is required to pay a fee quarterly equal to 1.75% per annum on the outstanding letter of credit.

 K. Promotional Expenses

        Substantial expenditures for advertising and promotion are considered necessary to maintain and enhance the Company's business and, as described in Note J, certain license agreements require specified levels of spending.
 These expenditures are included in selling and administrative expenses in the year incurred.

        In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," as amended by SAB No. 101A and SAB No. 101B ("SAB 101"), which was required to be adopted no later than the quarter ended December 31, 2000. SAB 101 clarifies the Securities and Exchange Commission's views regarding recognition of revenue. The Company adopted SAB 101 in the fourth quarter of 2000. The adoption of SAB 101 has resulted in the reclassification of certain in-store customer allowances from selling and administrative expenses to net sales. All amounts shown in the Company's financial statements have been restated to conform with the requirements of SAB 101. The effect of the SAB 101 reclassification on the Company's financial statements in prior years was to reduce both net sales and selling and administrative expense by $9,841,000 and $7,061,000 for 2000 and 1999 respectively. Expressed as a percentage of net sales, excluding net sales of the Company's factory outlets stores of $4,465,000, $5,879,000 and $6,072,000 in 2001, 2000 and 1999, respectively, the following table summarizes the various promotional expenses incurred by the Company which are included in selling and administrative expenses:

 (Dollars in thousands)              2001      2000        1999
 Cooperative advertising             $756      $898        $589
 Displays                             345       410         536
 National advertising and           1,255       910         721
 other
         Total                     $2,356    $2,218      $1,846

 L. Disclosures About Segments of an Enterprise and Related Information Discontinued Operations

        On July 23, 2001, the Company sold certain of its women's costume jewelry division's assets pursuant to an Agreement dated July 10, 2001 (the "Agreement") between the Company and K&M. Pursuant to the Agreement, the Company sold to K&M inventory, accounts receivable and miscellaneous other assets relating to the Company's Anne Klein, Anne Klein II, Guess?, and certain private label women's costume jewelry businesses. The purchase price paid by K&M to the Company at the closing of the transactions contemplated by the Agreement was approximately $4,600,000. K&M also assumed the Company's interest in its respective license agreements with Anne Klein, a division of Kasper A.S.L., Ltd., and Guess? Licensing Inc. and certain specified liabilities. The cash portion of the purchase price is subject to adjustment. These adjustments, together with other adjustments affecting discontinued operations, resulted in net income of $521,000 which was recorded in the fourth quarter of 2001. In connection with the sale to K&M, the Company and K&M entered into an agreement whereby the Company provided certain operational and administrative services to and on behalf of K&M for a period of time extending from the closing date through December 31, 2001 (the "Transition Agreement"). As provided by the Transition Agreement, the Company was reimbursed by K&M in 2001 for its direct costs associated with performing the transition services. In connection with the disposal of its women's costume jewelry business, the Company recorded a non-recurring charge of $5,957,000 net of income tax benefit of $810,000 as of December 31, 2001. Based on the information available to it earlier, the Company had originally estimated this loss, net of tax benefits, to be approximately $6,000,000. The components of the charge are set forth in the following table:

 (Dollars in thousands)
 Description                                                Amount
 Difference between net book value of assets sold
 and cash proceeds received                                 $2,748

 Accrual for certain remaining liabilities
 associated with the Company's women's jewelry
 business including lease obligations and minimum
 royalties for licenses not transferred to K&M               1,981

 Additional reserves for women's jewelry assets not
 sold to K&M                                                 1,544

 Legal, professional, and other fees and expenses
 associated with the disposition of the women's
 jewelry business                                              494

 Loss on disposition before tax benefit                      6,767

 Income tax (benefit)                                        (810)

 Total loss on disposition                                  $5,957

        The disposition of the women's jewelry business represents the disposal of a business segment under Accounting Principles Board ("APB") Opinion No. 30. Accordingly, the results of this operation have been classified as discontinued, and prior periods have been adjusted with certain fixed overhead charges reallocated to the remaining Men's Accessories business segment. Proceeds from the sale of assets to K&M were used to repay borrowings outstanding under the 1998 Credit Agreement.

 M.  Quarterly Financial Data (unaudited)


        The Company believes that the results of operations are more meaningful on a seasonal basis (approximately January-June and July-December) than on a quarterly basis. The timing of shipments can be affected by the availability of materials, retail sales and fashion trends. These factors may shift volume and related earnings between quarters within a season differently in one year than in another.

 (Dollars in thousands)
 2001                                              First      Second     Third      Fourth
 Net sales                                       $19,981     $20,277   $24,036     $24,274
 Gross profit                                      6,073       6,473     7,284       6,851
 (Loss) from continuing operations               (2,194)     (1,893)     (291)     (1,666)
 Income (Loss) from discontinued operations      (1,568)     (7,863)   (1,269)       1,026
 Net (loss)                                     $(3,762)    $(9,756)  $(1,560)      $(640)
 Per common share basic and diluted:
 Continued operations                             $(.40)      $(.34)    $(.05)      $(.30)
 Discontinued operations                           (.28)      (1.43)     (.23)         .18
 Net (loss)                                       $(.68)     $(1.77)    $(.28)      $(.12)

 2000                                              First      Second     Third      Fourth
 Net sales                                       $23,201     $23,224   $26,403     $28,820
 Gross profit                                      6,462       7,397     8,479      10,057
 (Loss) from continuing operations               (1,862)     (1,255)     (644)     (7,222)
 Income (Loss) from discontinued operations          263       (276)     (827)       (172)
 Net (loss)                                     $(1,599)    $(1,531)  $(1,471)    $(7,394)
 Per common share basic and diluted:
 Continued operations                             $(.34)      $(.23)    $(.12)     $(1.31)
 Discontinued operations                             .05       (.05)     (.15)       (.03)
 Net (loss)                                       $(.29)      $(.28)    $(.27)     $(1.34)

 N.  Equity and Stockholder Rights Plan

        On August 4, 2000, the Company's stockholders approved a proposal to amend the Company's Restated Certificate of Incorporation, as amended to date, to effect a one-for-three reverse stock split of the Company's issued shares of common stock, $.10 par value per share ("Common Stock"). The reverse stock split was effective at the opening of business August 7, 2000. As a result, each three shares of Common Stock issued and outstanding and held in the treasury of the Company immediately prior to the effectiveness of the reverse stock split were combined into one share of Common Stock. No fractional shares of Common Stock were issued in connection with the reverse stock split. Instead, each holder of shares received a cash payment in lieu of such fractional shares at a price equal to the fraction that such stockholder would have otherwise be entitled to receive multiplied by $1.50. There is no change in the par value of the Common Stock. All share and per share amounts have been restated to reflect the effects of the reverse stock split.

        On October 26, 1999 the Company's Board of Directors adopted a new Stockholder Rights Plan (the "Rights Plan") to succeed a similar plan which originally was adopted in 1988 and had expired by its terms in 1998. Under the Rights Plan, the Company declared a dividend of one Right to purchase one one-hundredth of a share of newly created Series D Junior Participating Preferred Stock at an initial exercise price of $5.50 (the "Purchase Price"). One Right was distributed for each share of the Company's common stock outstanding to shareholders of record on November 12, 1999.

        Initially, the Rights will be attached to and trade with the Company's outstanding common stock. A Distribution Date will occur and the Rights will separate from the common stock and be distributed to shareholders upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired or obtained the right to acquire, beneficial ownership of 15% or more of the shares of common stock then outstanding or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of common stock (unless such tender offer or exchange offer is an offer for all outstanding shares of common stock which a majority of the unaffiliated directors who are not officers of the Company determine to be at a price which is fair to all stockholders and otherwise in the best interests of the Company and its stockholders).

        In the event that an Acquiring Person becomes the beneficial owner of 15% or more of the then outstanding shares of the Company's common stock (except pursuant to a tender offer or exchange offer for all outstanding shares of common stock which a majority of the unaffiliated directors who are not officers of the Company determine to be at a price which is fair to all stockholders and otherwise in the best interests of the Company and its stockholders (a "Qualifying Offer")), each holder of a Right will thereafter have the right to receive, upon payment of the Purchase Price, common stock (or in certain circumstances, cash, property, or other securities of the Company) having a value equal to two times the Purchase Price of the Right. In addition, in the event that at any time after the Stock Acquisition Date (i) the Company is involved in a merger or other business combination transaction in which the Company is not the surviving corporation or in which it is the surviving corporation but its Common Stock is changed or exchanged (other than a merger consummated pursuant to a Qualifying Offer), or (ii) more than 50% of the Company's assets or earning power is sold or transferred, each holder of a Right shall, after the expiration of the redemption period referred to below, have the right to receive, upon payment of the Purchase Price, common stock of the acquiring company having a value equal to two times the Purchase Price.

        The Rights are not exercisable until the Distribution Date and, under certain circumstances, are redeemable by the Company at a price of $.01 per right. The Company at its option may also exchange the Rights for shares of common stock at an exchange ratio of one share of common stock per Right. The Rights will expire at the close of business on November 11, 2009, unless redeemed or exchanged earlier by the Company pursuant to the terms of the Rights Plan.


 O.  Subsequent Events

        At December 31, 2001, the Company was not in compliance with the Bank's Tangible Net Worth ratio as required by the 1998 Revolving Credit Agreement, as amended. The Bank subsequently waived those requirements as of and for the quarter ended December 31, 2001. On May 7, 2002, the Company entered into an Eighth Amendment of the 1998 Revolving Credit Agreement (the "Eighth Amendment"). The Eighth Amendment modified the 1998 Revolving Credit Agreement by, among other things, extending the termination date of the 1998 Revolving Credit Agreement to June 25, 2003; reducing the maximum amount of revolving advances to $23,000,000 from $25,000,000; and revising the minimum Tangible Net Worth covenants for the quarters ending March 31, 2002, June 30, 2002, September 30, 2002, and December 31, 2002. The Eighth Amendment also provides for a seasonal overadvance of $1,500,000 for the period July 1, 2002 through October 15, 2002 (the "Seasonal Overadvance") and requires that John and Marshall Tulin furnish to the Bank a guaranty, in an amount not to exceed $750,000, to secure the repayment of the Seasonal Overadvance.


 Report of Independent Accountants
 To Board of Directors and Shareholders
 of Swank, Inc.:

 In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Swank, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


 The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern. As discussed in Note A to the financial statements, the Company has experienced operating losses and negative cash flows from operating activities for the year ended December 31, 2001 that raise substantial doubt about its ability to continue to operate as a going concern. Management's plans in regard to these matters are also described in Note A. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


 PricewaterhouseCoopers LLP
 Boston, Massachusetts
 March 13, 2002 except for Note O for which the date is May 7, 2002

 About the Company

        Swank, Inc. is a leading U.S. manufacturer and distributor of men's belts, leather accessories, suspenders and jewelry. The Company is dedicated to maintaining style and quality leadership in the broad diversity of products it markets.
        The Company's customers are primarily major retailers within the United States. Sales have become more concentrated as a result of consolidations within the retail industry. The Company's ten largest customers represented approximately 75% of consolidated net sales in 2001 and 71% in 2000.
        In order to appeal to a large economic cross-section of the buying public, most of Swank's collections are offered in a wide variety of styles and price ranges.
        The Company takes great pride in the strength of its consumer franchise and the brand name recognition of its products, which at December 31, 2001 included "Tommy Hilfiger", "Kenneth Cole", "Claiborne for Men", "Guess?", "Geoffrey Beene", "John Henry", "Pierre Cardin", "Colours by Alexander Julian", and "Swank".
        Approximately 47 sales people and regional managers are engaged in the sale of Company products, working out of offices located in three major cities in the United States. At December 31, 2001, the Company employed approximately 685 people, all located in the United States.
        During 2001, Swank operated production facilities in South Norwalk, Connecticut and Cartago, Costa Rica (see Notes A and C), and a distribution facility in Taunton, Massachusetts. At December 31, 2001, the Company also operated 17 factory outlet stores in 10 states.

 Market   for   the   Company's  Common  Stock   and  Related
 Stockholder Matters

         The Company's Common Stock finished trading in fiscal 2001 on the over-the-counter market under the symbol SNKI. The following table sets forth for fiscal 2001 and fiscal 2000 the range of high and low sales prices of the Company's Common Stock as reported by the Nasdaq SmallCap Market through May 24, 2001 and thereafter by the over-the-counter market for the calendar quarters indicated. All share and per share amounts have been restated to reflect the effect of the one-for-three reverse stock split that was effective August 7, 2000.

                          2001                 2000

 Quarter                High       Low       High      Low
 First                  $.91      $.53      $4.50    $2.25
 Second                  .65       .35       3.19     1.50
 Third                   .51       .23       2.25     1.13
 Fourth                  .30       .13       1.38      .50
 For the Year           $.91      $.13      $4.50    $ .50

     Number of Record Holders at July 12, 2002 - 1,335
     Estimated number of stockholders - 2,834

        During the second quarter, the Company announced that it had received notice from Nasdaq indicating that it was not in compliance with Nasdaq's $1 minimum bid price requirement for continued listing of its shares of Common Stock on the Nasdaq SmallCap Market. The Company also announced that it received notice from Nasdaq that it was not in compliance with Nasdaq's requirement for continued listing due to a delinquency in the filing of its Annual Report on Form 10-K. On May 25, 2001, the Company was advised by Nasdaq that the shares of its Common Stock would no longer be listed on the Nasdaq SmallCap Market. The Company's shares are now traded in the over-the-counter market. The Company historically has not relied on the public equity markets for external funding and does not anticipate any adverse financial consequences resulting from Nasdaq's action.

        The Company's financing agreement with its lender prohibits the payment of cash dividends on the Company's Common Stock (see "Management's Discussion and Analysis of Financial Condition and Results of Operations"). The Company has not paid any cash dividends on its Common Stock in the last ten years and has no current expectation that cash dividends will be paid in the foreseeable future.

 Form 10-K


 The Company's Annual Report on Form 10-K will be furnished without charge to stockholders. Written requests for this report should be forwarded to Mr. Jerold R. Kassner, Corporate Secretary, Swank,
 Inc., P.O. Box 2962, Attleboro, Massachusetts 02703-0962.

                        Corporate Information

 Board of Directors           Corporate Data
 Eric  P. Luft                Administrative Offices
 Senior Vice President ,      6 Hazel Street
 Men's Accessories Division   Attleboro, MA 02703

 James E. Tulin               Executive and National Sales Offices
 Senior Vice President,       90 Park Avenue
 Merchandising                New York, NY 10016

 John J. Macht                International Division Sales Offices
 The Macht Group, Retail and  90 Park Avenue
 Marketing Consultants        New York, NY 10016

 John Tulin                   Regional Sales Offices
 President and Chief          Atlanta, Chicago, New York
 Executive Officer

 Marshall Tulin               Production and Distribution
 Chairman of the Board        Facilities
                              South Norwalk, CT; Taunton, MA
 Raymond H. Vise              General Counsel
 Retired Senior Vice          Jenkins & Gilchrist Parker Chapin LLP
 President                    405 Lexington Avenue
                              New York, NY 10174

                              Independent Accountants
                              PricewaterhouseCoopers LLP
                              One Post Office Square
                              Boston, MA 02109

                              Transfer Agent and Registrar
                              American Stock Transfer & Trust
                              Company
                              40 Wall Street
                              New York, NY 10005


                         Corporate Officers

 Marshall Tulin       Eric P. Luft             Arthur T. Gately, III
 Chairman of the      Senior Vice President-   Vice President-
 Board                Men's Accessories        Administration
                      Division

 John Tulin           Jerold R. Kassner        William B. Heuser
 President and        Senior Vice President-   Senior Vice President-
 Chief Executive      Chief Financial          Merchandising
 Officer              Officer                  Belt Division
                      Secretary and
                      Treasurer

 Paul Duckett         William F. Rubin         Jennifer Cowan Heuser
 Senior Vice          Senior Vice President-   Vice President-
 President-           Regional Sales           Merchandising
 Distribution and                              Belt Division
 Retail Store
 Operations

 Melvin Goldfeder     James E. Tulin           Robert Rosenberg
 Senior Vice          Senior Vice President-   Vice President
 President-           Merchandising            Regional Sales
 Special Markets